Exhibit 99.1

COLLABRIUM JAPAN ACQUISITION CORPORATION
c/o Collabrium Advisors LLP
16 Old Bond Street
London W1S 4PS

DEAR COLLABRIUM JAPAN ACQUISITION CORPORATION SHAREHOLDERS:

You are cordially invited to attend a meeting of shareholders (the “Shareholder Meeting”) of Collabrium Japan Acquisition Corporation (“we”, “us”, “our”, the “Company” or “Collabrium”) to be held at 11:00 a.m., Eastern Time, on April 21, 2014 at the offices of our counsel, Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174. The purpose of this Shareholder Meeting is to consider and vote upon certain proposals that will enable us to continue to pursue an initial business combination by extending our termination date. At the Shareholder Meeting, you will be asked to consider and vote upon the following proposals:

(1)	The Extension Amendment — to consider and vote upon an amendment to Collabrium’s amended and restated memorandum and articles of association (“Charter”) to extend the current date by which Collabrium must consummate its initial business combination provided therein from April 24, 2014 to August 24, 2014 by providing that any shareholder voting in favor of the extension of the current termination date to August 24, 2014 would agree to defer its entitlement to any distribution or redemption on the current termination date until such later date and that the liquidation of Collabrium would similarly be delayed (the “Extension Amendment”);

(2)	The IMTA Amendment — to consider and vote upon an amendment to the Investment Management Trust Agreement (the “IMTA”), by and between Collabrium and Continental Stock Transfer & Trust Company, entered into at the time of our initial public offering (the “IPO”) governing the funds held in the trust account (the “Trust Account”) to (i) permit the withdrawal and distribution of an amount not to exceed $12,582,968 (the “Withdrawal Amount”) from the Trust Account to those persons holding ordinary shares (the “shares” or “ordinary shares”) originally comprising part of the units sold in our IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Extension Amendment and continue to be entitled to receive their pro rata share of the Trust Account on the current termination date of April 24, 2014; and (ii) extend the date on which to liquidate the remainder of the Trust Account in accordance with the IMTA to August 24, 2014 (the “IMTA Amendment”); and

(3)	such other procedural matters as may properly come before the Shareholder Meeting or any adjournment or postponement thereof.

The form of the Extension Amendment is set out in the proposed amended and restated Charter set forth in Annex A to these proxy materials. The form of the IMTA Amendment is set forth in Annex B to these proxy materials.

Each of these proposals is more fully described in the accompanying proxy materials.

If we obtain an extension of our termination date and you do not tender your shares at this time in the Tender Offer (as defined below), and instead wait until the offer in connection with any proposed business combination or our liquidation, the redemption amount for your shares will be approximately $10.526 per share, all as described in more detail below. If we do not obtain an extension or you tender your shares at this time in the Tender Offer, the redemption amount for your shares will be $10.32619 per share.

Our Board of Directors has determined that only Collabrium shareholders who held Collabrium ordinary shares as of March 21, 2014, being the record date for the Shareholder Meeting, will be entitled to vote at the Shareholder Meeting. Whether or not you plan to attend the Shareholder Meeting, please complete, sign and date your proxy card in the pre-addressed postage paid envelope. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Shareholder Meeting and vote in person, you must obtain a proxy from your broker or bank. If you do not submit your proxy or vote in person at the Shareholder Meeting or, if you hold your shares through a broker or bank, if you do not instruct your broker how to vote your shares or obtain a proxy from your broker or bank to vote in person at the Shareholder Meeting, it will have the same effect as a vote against the proposals presented to the shareholders, as more fully described in these proxy materials.

Since the completion of the IPO, we have been dealing with many of the practical difficulties associated with the identification of an initial business combination target, negotiating business terms with potential targets, conducting related due diligence and obtaining the necessary audited financial statements. Commencing promptly upon completion of our IPO, we began to search for an appropriate business combination target. During the process, we relied on numerous business relationships and contacted investment bankers, private equity funds, consulting firms, and legal and accounting firms. Notwithstanding these efforts, we will not be able to consummate an initial business combination by April 24, 2014, the current deadline to complete such a transaction. Accordingly, the purpose of this Shareholder Meeting is to amend our Charter to allow for an extension of the current deadline.

Our Charter currently provides that if we do not consummate an initial business combination by April 24, 2014, we will, as promptly as reasonably possible, but not more than ten business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (net of taxes payable), pro rata to the holders of the Public Shares (the “Public Shareholders”) by way of redemption, and cease all operations except for the purposes of making such distributions and winding up of our affairs. As explained above and further explained below, we will be unable to complete an initial business combination by April 24, 2014. Our Board of Directors believes shareholders will benefit from our having additional time to consummate an initial business combination and is therefore proposing the foregoing amendments to the Charter and the IMTA.

In connection with the proposals and running concurrently with this proxy solicitation, we are offering shareholders an opportunity to redeem their Public Shares through an issuer tender offer (the “Tender Offer”) on Schedule TO in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended. Holders of our Public Shares will be able to redeem their shares for a pro-rata portion of our Trust Account in the event our shareholders approve the amendments to our Charter and the IMTA and certain other conditions are met. Those shareholders who wish to redeem their shares in connection with the proposals should refer to our Schedule TO and other documents relating to the Tender Offer, which documents have been made publicly available and filed with the Securities and Exchange Commission. Holders of our shares may participate in the Tender Offer regardless of whether they vote for or against any of the proposals by following the instructions contained in the Tender Offer documents. Notwithstanding the foregoing, completion of the Tender Offer is conditioned on the approval of each of the proposals.

If the Tender Offer is completed, the holders of the ordinary shares issued prior to our IPO (such shares, the “Initial Shares,” and the holders of such shares, the “Initial Shareholders”) or persons on their behalf have agreed to contribute to us $0.20 for each Public Share that is not purchased in the Tender Offer, or up to an aggregate of approximately $486,000 (the “Contribution”). We will deposit the amount of the Contribution in the Trust Account. Accordingly, if the Extension Amendment and the IMTA Amendment are approved and the Tender Offer is completed, the redemption amount per share in a Second Tender Offer (as defined below) or in the event of our liquidation will be approximately $10.526 per share, in comparison to the redemption amount of $10.32619 per share in the Tender Offer or upon our liquidation if the Extension Amendment and the IMTA Amendment are not approved. The Contribution is a condition to the implementation of the Extension Amendment and the IMTA Amendment. The Contribution will not occur if the Extension Amendment or the IMTA Amendment is not approved or the Tender Offer is not completed.

The approval of the Extension Amendment proposal will require the affirmative vote of sixty-five percent (65%) of the ordinary shares of Collabrium voting at the meeting and the approval of the IMTA Amendment proposal will require the affirmative vote of sixty-five percent (65%) of the issued and outstanding Public Shares.

The management team and the Board of Directors of Collabrium believe that it is in the best interests of Collabrium’s shareholders to extend the corporate life of Collabrium to August 24, 2014 in the manner set out in the Extension Amendment to allow Collabrium sufficient time to consummate an initial business combination and consummate the subsequent tender offer it will conduct in connection therewith (the “Second Tender Offer”).

We encourage all shareholders to vote “FOR” the Extension Amendment and “FOR” the IMTA Amendment. Voting “FOR” the Extension Amendment or “FOR” the IMTA Amendment will NOT preclude you from exercising your redemption rights in connection with the Tender Offer or the Second Tender Offer.

Our Board of Directors has unanimously approved the Extension Amendment and the IMTA Amendment, and unanimously recommends that Collabrium shareholders vote FOR approval of each of the Extension Amendment and the IMTA Amendment.

Enclosed are the proxy materials containing detailed information concerning the Extension Amendment and the IMTA Amendment. Whether or not you plan to attend the Shareholder Meeting, we urge you to read these materials carefully and vote your shares.

Thank you for your consideration of these matters.

Sincerely,

Koji Fusa
Chief Executive Officer

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. IF THE EXTENSION AMENDMENT AND THE IMTA AMENDMENT ARE NOT APPROVED, THEN NEITHER WILL BE EFFECTED AND THE COMPANY WILL TERMINATE THE CONCURRENT TENDER OFFER AND WILL DISTRIBUTE THE AGGREGATE AMOUNT THEN ON DEPOSIT IN THE TRUST ACCOUNT (EXCLUDING THE AMOUNT OF THE CONTRIBUTION), PRO RATA, TO OUR PUBLIC SHAREHOLDERS BY WAY OF REDEMPTION.

NOTICE OF SHAREHOLDER MEETING
OF COLLABRIUM JAPAN ACQUISITION CORPORATION
To Be Held on April 21, 2014
PROXY MATERIALS

The meeting of shareholders (the “Shareholder Meeting”) of Collabrium Japan Acquisition Corporation (“we”, “us”, “our”, the “Company” or “Collabrium”) to be held at 11:00 a.m., Eastern Time, on April 21, 2014 at the offices of our counsel, Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174. The purpose of this Shareholder Meeting is to consider and vote upon certain proposals that will enable us to continue to pursue an initial business combination by extending our termination date. At the Shareholder Meeting, you will be asked to consider and vote upon the following proposals:

(1)	The Extension Amendment — to consider and vote upon an amendment to Collabrium’s amended and restated memorandum and articles of association (“Charter”) to extend the current date by which Collabrium must consummate its initial business combination provided therein from April 24, 2014 to August 24, 2014 by providing that any shareholder voting in favor of the extension of the current termination date to August 24, 2014 would agree to defer its entitlement to any distribution or redemption on the current termination date until such later date and that the liquidation of Collabrium would similarly be delayed (the “Extension Amendment”);

(2)	The IMTA Amendment — to consider and vote upon an amendment to the Investment Management Trust Agreement (the “IMTA”), by and between Collabrium and Continental Stock Transfer & Trust Company, entered into at the time of our initial public offering (the “IPO”) governing the funds held in the trust account (the “Trust Account”) to (i) permit the withdrawal and distribution of an amount not to exceed $12,582,968 (the “Withdrawal Amount”) from the Trust Account to those persons holding ordinary shares (the “shares” or “ordinary shares”) originally comprising part of the units sold in our IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Extension Amendment and continue to be entitled to receive their pro rata share of the Trust Account on the current termination date of April 24, 2014; and (ii) extend the date on which to liquidate the remainder of the Trust Account in accordance with the IMTA to August 24, 2014 (the “IMTA Amendment”); and

(3)	such other procedural matters as may properly come before the Shareholder Meeting or any adjournment or postponement thereof.

The form of the Extension Amendment is set out in the proposed amended and restated Charter set forth in Annex A to these proxy materials. The form of the IMTA Amendment is set forth in Annex B to these proxy materials.

The Extension Amendment and the IMTA Amendment are essential to the overall implementation of the board of directors’ plan to extend the date by which Collabrium must consummate its initial business combination from April 24, 2014 to August 24, 2014. The implementation of each proposal is dependent on the approval of the other proposal, the closing of the concurrent issuer tender offer in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as described below, and the contribution of additional funds to us for deposit in the Trust Account, as described below.

In connection with the proposals and running concurrently with this proxy solicitation, we are offering shareholders an opportunity to redeem their Public Shares through an issuer tender offer (the “Tender Offer”) on Schedule TO in accordance with the tender offer rules under the Exchange Act of 1934, as amended. Holders of our Public Shares will be able to redeem their shares for a pro-rata portion of our Trust Account in the event our shareholders approve the amendments to our Charter and certain other conditions are met. Those shareholders who wish to redeem their shares in connection with the proposals should refer to our Schedule TO and other documents relating to the Tender Offer, which documents will be made publicly available and filed with the Securities and Exchange Commission (the “SEC”) upon commencement of the Tender Offer. Holders of our shares may participate in the Tender Offer regardless of whether they vote for or against any of the proposals by following the instructions contained in the Tender Offer documents. Notwithstanding the foregoing, consummation of the Tender Offer is conditioned on the approval of each of the proposals.

If the Tender Offer is completed, the holders of the ordinary shares issued prior to our IPO (such shares, the “Initial Shares,” and the holders of such shares, the “Initial Shareholders”) or persons on their behalf have agreed to contribute to us $0.20 for each Public Share that is not purchased in the Tender Offer, or up to an aggregate of approximately $486,000 (the “Contribution”). We will deposit the amount of the Contribution in the Trust Account. Accordingly, if the Extension Amendment and the IMTA Amendment are approved and the Tender Offer is completed, the redemption amount per share in a Second Tender Offer (as defined below) or in the event of our liquidation will be approximately $10.526 per share, in comparison to the redemption amount of $10.32619 per share in the Tender Offer or upon our liquidation if the Extension Amendment and the IMTA Amendment are not approved.

If the Extension Amendment and the IMTA Amendment are not approved, given that we will not be able to complete an initial business combination by April 24, 2014, we will distribute the aggregate amount then on deposit in the Trust Account (excluding the amount of the Contribution), pro rata, to our public shareholders by way of redemption and intend to cease all operations except for the purposes of winding up our affairs.

If the Extension Amendment and the IMTA Amendment are approved at the Shareholder Meeting, Collabrium will amend the Charter and IMTA and, pursuant to the IMTA Amendment, (i) remove from the Trust Account and distribute an amount (the “Withdrawal Amount”) equal to the pro rata portion of funds available in the Trust Account relating to the Public Shares tendered pursuant to the Tender Offer but not to exceed an aggregate of $12,582,968 and (ii) deliver to the holders of such tendered Public Shares their pro rata portion of the Withdrawal Amount. The remainder of such funds shall remain in the Trust Account and be available for use by Collabrium upon consummation of an initial business combination on or before August 24, 2014. Holders of Public Shares who do not tender their Public Shares in connection with the approval of the Extension Amendment and the IMTA Amendment will retain their ability to participate in an initial business combination or exercise their redemption rights for cash in connection with the subsequent tender offer we will conduct in connection therewith (the “Second Tender Offer”).

The record date for the Shareholder Meeting is March 21, 2014. Record holders of Collabrium ordinary shares at the close of business on the record date are entitled to vote or have their votes cast at the Shareholder Meeting. On the record date, there were 3,829,063 outstanding ordinary shares of Collabrium including 2,429,063 outstanding Public Shares. The Initial Shareholders of Collabrium have agreed to vote their Initial Shares in favor of the Extension Amendment proposal presented at the Shareholder Meeting. As the Initial Shares are not Public Shares, the Initial Shareholders will not be voting on the IMTA Amendment proposal. Holders of Collabrium’s warrants do not have voting rights as to all proposals to be presented at the Shareholder Meeting.

Collabrium completed its initial public offering on October 24, 2012. J.V.B. Financial Group (formerly The PrinceRidge Group LLC), acted as representative of the underwriters for the IPO. JVB and the other underwriters may provide assistance to Collabrium and its directors and executive officers, and may be deemed to be participants in the solicitation of proxies with respect to the Shareholder Meeting. $1,260,000 of underwriting fees relating to Collabrium’s IPO was deferred and will be released to the underwriters only upon Collabrium’s consummation of a business combination. If a business combination is not consummated and Collabrium is required to distribute the aggregate amount then held in the Trust Account, the underwriters will not receive any of such fees. Shareholders are advised that the underwriters have a financial interest in the successful outcome of the proxy solicitation.

These proxy materials are dated March 26, 2014 and are first being mailed to shareholders on or about that date.

The board of directors of the Company recommends that you vote “FOR” each of the proposals which are described in detail in this proxy statement.

IMPORTANT NOTICE

Collabrium Acquisition Corp. (“we”, “us”, “our”, the “Company” or “Collabrium”) is offering shareholders an opportunity to redeem their Public Shares (as defined herein) through an issuer tender offer (the “Tender Offer”) on Schedule TO in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Public Shares are being made pursuant to an offer to purchase and related materials that the Company will file with the Securities and Exchange Commission (“SEC”) upon commencement of the Tender Offer. The Tender Offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials are being distributed free of charge to all holders of the Company’s ordinary shares. In addition, all of these materials (and all other materials filed by the Company with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Public Shares are urged to read the Tender Offer documents and the other relevant materials before making any investment decision with respect to the Tender Offer because they contain important information about the Tender Offer.

QUESTIONS AND ANSWERS ABOUT THE SHAREHOLDER MEETING AND THE PROPOSALS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the meeting of Collabrium shareholders. The following questions and answers may not include all the information that is important to shareholders of Collabrium. We urge Collabrium shareholders to read carefully the entirety of the proxy materials, the annexes and the other documents included or referred to herein.

Q.  What is the purpose of this document?

A.  In order for Collabrium to be able to consummate an initial business combination, Collabrium will be required to amend its amended and restated memorandum and articles of association (the “Charter”) and the Investment Management Trust Agreement (the “IMTA”) by and between Collabrium and Continental Stock Transfer & Trust Company and entered into at the time of our initial public offering (the “IPO”) governing the funds held in the trust account (the “Trust Account”). Accordingly, Collabrium shareholders are being asked to consider and vote upon proposals to:

•	to consider and vote upon an amendment to Collabrium’s Charter to extend the current date by which Collabrium must consummate its initial business combination provided therein from April 24, 2014 to August 24, 2014 by providing that any shareholder voting in favor of the extension of the current termination date to August 24, 2014 would agree to defer its entitlement to any distribution or redemption on the current termination date until such later date and that the liquidation of Collabrium would similarly be delayed (the “Extension Amendment”);

•	to consider and vote upon an amendment to the IMTA, by and between Collabrium and Continental Stock Transfer & Trust Company, entered into at the time of our IPO governing the funds held in the Trust Account to (i) permit the withdrawal and distribution of an amount not to exceed $12,582,968 (the “Withdrawal Amount”) from the Trust Account to those persons holding ordinary shares (the “shares” or “ordinary shares”) originally comprising part of the units sold in our IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Extension Amendment and continue to be entitled to receive their pro rata share of the Trust Account on the current termination date of April 24, 2014; and (ii) extend the date on which to liquidate the remainder of the Trust Account in accordance with the IMTA to August 24, 2014 (the “IMTA Amendment”); and

•	such other procedural matters as may properly come before the Shareholder Meeting or any adjournment or postponement thereof.

The form of the Extension Amendment is set out in the proposed amended and restated Charter set forth in Annex A to these proxy materials. The form of the IMTA Amendment is set forth in Annex B to these proxy materials. The proposed Extension Amendment and IMTA Amendment may be referred to collectively as the “Amendment Proposals.”

The Board of Directors of Collabrium (the “Board”) has fixed the close of business on March 21, 2014 as the record date for determining the shareholders entitled to receive notice of and vote at the Shareholder Meeting described herein and any adjournment thereof. Only holders of Collabrium ordinary shares on the record date are entitled to have their votes counted at the Shareholder Meeting or any adjournment thereof.

The purpose of the Amendment Proposals is to allow Collabrium more time to complete an initial business combination.

Collabrium’s Charter currently provides that if Collabrium does not consummate an initial business combination by April 24, 2014, Collabrium will cease all operations and commence winding up, as described below. Collabrium will be unable to complete an initial business combination by such date if the Extension Amendment proposal is not approved. The Board believes that the shareholders will benefit from an initial business combination and is therefore proposing an amendment to Collabrium’s Charter and the IMTA to extend such date to August 24, 2014.

In the event that the Amendment Proposals are not approved, Collabrium will be unable to consummate an initial business combination by April 24, 2014, and will, as promptly as reasonably possible but not more than ten business days thereafter, distribute the aggregate amount then on deposit in the Trust Account, pro rata to its public shareholders by way of redemption and cease all operations except for the purposes of making such distributions and winding up of its affairs. Any redemption of public shareholders from the Trust Account shall be effected automatically by function of the Charter prior to any voluntary winding up. If Collabrium is required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to its public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the BVI Business Companies Act, 2004. In that case, shareholders may be forced to wait beyond April 24, 2014 before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account.

In connection with the proposals and running concurrently with this proxy solicitation, we are offering shareholders an opportunity to redeem their Public Shares through the Tender Offer. Holders of our Public Shares will be able to redeem their shares for a pro-rata portion of our Trust Account in the event our shareholders approve the Amendment Proposals and certain other conditions are met. Holders of our shares may participate in the Tender Offer regardless of whether they vote for or against any of the proposals by following the instructions contained in the Tender Offer documents. Notwithstanding the foregoing, consummation of the Tender Offer is conditioned on the approval of each of the proposals.

If the Tender Offer is completed, the holders of the ordinary shares issued prior to our IPO (such shares, the “Initial Shares,” and the holders of such shares, the “Initial Shareholders”) or persons on their behalf have agreed to contribute to us $0.20 for each Public Share that is not purchased in the Tender Offer, or up to an aggregate of approximately $486,000 (the “Contribution”). We will deposit the amount of the Contribution in the Trust Account. Accordingly, if the Extension Amendment and the IMTA Amendment are approved and the Tender Offer is completed, the redemption amount per share in a Second Tender Offer (as defined below) or in the event of our liquidation will be approximately $10.526 per share, in comparison to the redemption amount of $10.32619 per share in the Tender Offer or upon our liquidation if the Extension Amendment and the IMTA Amendment are not approved. The Contribution is a condition to the implementation of the Extension Amendment and the IMTA Amendment. The Contribution will not occur if the Extension Amendment or the IMTA Amendment is not approved or the Tender Offer is not completed.

These proxy materials contain important information about the Amendment Proposals and the other matters to be acted upon at the Shareholder Meeting. You should read it carefully.

Q.  What is being voted on by Collabrium shareholders?

A.  Below are proposals on which the shareholders are being asked to vote:

•	the Extension Amendment proposal; and

•	the IMTA Amendment proposal.

In the event that the Extension Amendment proposal does not receive approval from the holders of at least 65% of the Collabrium ordinary shares voting at the meeting, and the IMTA Amendment proposal does not receive approval from the holders of at least 65% of the issued and outstanding Public Shares, Collabrium will be unable to consummate an initial business combination by April 24, 2014 and will terminate the Tender Offer. If Collabrium does not consummate a business combination by April 24, 2014 (or August 24, 2014 in the event that the Amendment Proposals are approved), Collabrium will be required to dissolve and liquidate and all Collabrium warrants will expire worthless.

If the proposals are approved, Collabrium intends to continue to seek a target business for an initial business combination and to complete the subsequent tender offer it will conduct in connection with the consummation of such initial business combination (the “Second Tender Offer”).

Q.  Why is Collabrium proposing the Extension Amendment?

A.  Collabrium was formed for the purpose of acquiring, engaging in share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or assets, referred to herein as Collabrium’s initial business combination.

Collabrium will not be able to consummate an initial business combination by April 24, 2014. Accordingly, Collabrium has determined to seek shareholder approval to extend the date by which it must consummate its business combination from April 24, 2014 to August 24, 2014.

The Board believes the current shareholders are not prejudiced by the proposed Extension Amendment since the automatic redemption provisions of the Charter shall remain wholly intact and still apply in respect any shareholder who does not vote in favor of the Extension Amendment, and such shareholder shall remain entitled to receive the applicable pro rata amount of the Trust Account (excluding the amount of the Contribution) on the original termination date of April 24, 2014 (and shareholders voting for the Extension Amendment will simply have such right deferred until August 24, 2014 and will have a right to receive a pro rata share of the Contribution). The Board also believes that current shareholders are not prejudiced since all holders of Public Shares are concurrently being offered the opportunity to tender their Public Shares and receive their pro rata portion of the Trust Account (excluding the amount of the Contribution) pursuant to the Tender Offer filed with the SEC in connection with the approval of the proposals, which will occur within the original timeframe contemplated in the IPO prospectus and the Charter.

You are not being asked to vote on an initial business combination at this time. Collabrium intends to consummate an initial business combination and conduct redemptions of ordinary shares for cash pursuant to the Second Tender Offer.

Q.  Does the Charter permit the Extension Amendment?

A.  Yes. The Charter permits amendments to the Charter prior to the consummation of a business combination if passed at a meeting by the holders of at least sixty-five percent (65%) of the ordinary shares voting at the meeting. While there are restrictions on the ability to amend the Charter as it relates to the Termination Date, the current automatic redemption provisions of the Charter shall remain wholly intact and will continue to apply with respect to any shareholder who does not vote in favor of the Extension Amendment, with the consequence that any such shareholder shall continue to remain entitled to receive the applicable pro rata amount of the Trust Account (excluding the amount of the Contribution) on the original termination date of April 24, 2014 (and shareholders voting for the Extension Amendment will simply have such right deferred until August 24, 2014 and will have a right to receive a pro rata share of the Contribution). Also, in connection with the proposals and running concurrently with this proxy solicitation, we are offering shareholders an opportunity to redeem their Public Shares through the Tender Offer. Holders of our Public Shares will be able to redeem their shares for a pro-rata portion of our Trust Account (excluding the amount of the Contribution) in the event our shareholders approve the amendments to our Charter and the IMTA. Those shareholders who wish to redeem their shares in connection with the proposals should refer to our Schedule TO and other documents relating to the Tender Offer, which documents will be made publicly available and filed with the SEC upon commencement of the Tender Offer. Notwithstanding, consummation of the Tender Offer is conditioned on the approval of each of the proposals.

Q.  Why should I vote for the Extension Amendment proposal?

A.  Collabrium’s Charter provides that, if Collabrium does not consummate a business combination on or prior to April 24, 2014, the Company will dissolve and liquidate. Since the date of the completion of the IPO, Collabrium has been dealing with many of the practical difficulties associated with the identification of a business combination target, negotiating business terms with potential targets, conducting related due diligence and obtaining the necessary audited financial statements. Commencing promptly upon completion of the IPO, Collabrium began to search for an appropriate business combination target. During the process, Collabrium relied on numerous business relationships and contacted investment bankers, private equity funds, consulting firms and legal and accounting firms.

As Collabrium believes an initial business combination to be in the best interests of the shareholders, and because Collabrium will not be able to consummate an initial business combination by April 24, 2014, Collabrium has determined to seek shareholder approval to extend, in the form set out in the Extension Amendment proposal, the time for closing to August 24, 2014. Collabrium intends to consummate an initial business combination and instigate the subsequent tender offer it will conduct in connection therewith pursuant to the Second Tender Offer.

In addition, if the Tender Offer is completed, the Initial Shareholders, including all of our officers and directors, have agreed to contribute to us $0.20 for each Public Share that is not purchased in the Tender Offer, or up to an aggregate of approximately $486,000. We will deposit the amount of the Contribution in the Trust Account. Accordingly, if the Extension Amendment and the IMTA Amendment are approved and the Tender Offer is completed, the redemption amount per share in a Second Tender Offer or in the event of our liquidation will be approximately $10.526 per share, in comparison to the redemption amount of $10.32619 per share in the Tender Offer or upon our liquidation if the Extension Amendment and the IMTA Amendment are not approved.

The Board believes it is in the best interests of the shareholders to propose extending the deadline set forth in Collabrium’s Charter in the manner set out in the Extension Amendment proposal.

FOR THE AVOIDANCE OF DOUBT, AND THE PURPOSES OF PROPOSED NEW REGULATION 23.2A OF THE CHARTER, A VOTE IN FAVOR OF THE EXTENSION AMENDMENT WILL BE CONSIDERED AS A VOTE IN FAVOR OF AN EXTENSION OF THE DEADLINE TO CONSUMMATE THE BUSINESS COMBINATION FROM APRIL 24, 2014 TO AUGUST 24, 2014.

Q.  How do the Collabrium Initial Shareholders intend to vote their Collabrium ordinary shares?

A.  The Initial Shareholders, including all of Collabrium’s directors and executive officers, are expected to vote any Collabrium ordinary shares (including any Public Shares owned by them), FOR the Extension Amendment proposal and, to the extent that they hold Public Shares, FOR the IMTA Amendment proposal. On the record date, the Initial Shareholders beneficially owned and were entitled to vote 1,400,000 Collabrium ordinary shares (none of which are Public Shares), representing approximately 36.5% of the issued and outstanding Collabrium ordinary shares, in the vote on the Extension Amendment.

Q.  What vote is required to approve the proposals at the Shareholder Meeting?

A.  The approval of the Extension Amendment proposal requires the affirmative vote of holders of at 65% of the ordinary shares of Collabrium voting at the Shareholder Meeting. The approval of the IMTA Amendment proposal requires the affirmative vote of the holders of at least 65% of the issued and outstanding Public Shares. See the section entitled “Meeting of Collabrium Shareholders” for additional information.

Abstentions will have the same effect as a vote “AGAINST” the Extension Amendment proposal and the IMTA Amendment proposal. A broker non-vote will not be considered present for the purposes of establishing a quorum. A broker non-vote will have the effect of a vote “AGAINST” the Extension Amendment Proposals and the IMTA Amendment proposal.

Q.  What if I don’t want to vote for the Extension Amendment proposal or the IMTA Amendment proposal?

A.  If you do not want the Extension Amendment proposal or the IMTA Amendment proposal to be approved, you must abstain, not vote or vote against it. If the Extension Amendment Proposal and the IMTA Amendment proposal are approved, you will still be able to tender your Public Shares in connection with the Tender Offer irrespective of how you voted.

Q.  Will you seek any further extensions of the deadline for consummation of a business combination?

A.  No. The Board recognizes that Collabrium’s Charter provides that, if Collabrium does not consummate a business combination at or prior to April 24, 2014 (or August 24, 2014 in the event that the Extension Amendment proposal is approved), Collabrium will take steps to dissolve itself by way of a liquidation. As a consequence, Collabrium will only ask you once to extend the period during which a business combination may be completed.

Q.  If the Extension Amendment proposal and the IMTA Amendment proposal are approved, what happens next?

A.  Collabrium intends to continue to seek a target business for an initial business combination and to complete the subsequent tender offer it will conduct in connection therewith pursuant to the Second Tender Offer as soon as possible, but no later than August 24, 2014.

You are not being asked to vote on an initial business combination at this time. Collabrium intends to consummate an initial business combination and instigate the subsequent tender offer it will conduct in connection therewith pursuant to the Second Tender Offer.

Q.  Would I still be able to exercise my redemption rights in the event an initial business combination is ultimately consummated?

A.  Yes. You will be able to exercise your redemption rights if you continue to hold your ordinary shares until the consummation of an initial business combination, elect to tender your ordinary shares pursuant to the Second Tender Offer, and then tender your Collabrium ordinary shares in the Second Tender Offer.

Q.  What will happen if I abstain from voting or fail to vote for the Extension Amendment proposal and the IMTA Amendment proposal?

A.  Abstaining or failing to vote will have the same effect as a vote “AGAINST” the Extension Amendment proposal and the IMTA Amendment proposal. A broker non-vote will not be considered present for the purposes of establishing a quorum. A broker non-vote will have the effect of a vote “AGAINST” the Extension Amendment proposal and the IMTA Amendment proposal.

Q.  Can I vote “FOR” the Extension Amendment proposal and the IMTA Amendment proposal and still exercise my redemption rights?

A.  Yes. You may exercise your redemption rights pursuant to the Tender Offer regardless of how you vote or if you abstain from voting.

Q.  What will happen if either of the Amendment Proposals are not approved?

A.  In the event that either of the Amendment Proposals are not approved, Collabrium will terminate the Tender Offer and, as promptly as reasonably possible, but not more than ten business days thereafter, distribute the aggregate amount then on deposit in the Trust, pro rata to its public shareholders by way of redemption and cease all operations except for the purposes of making such distributions and winding up of its affairs. Any redemption of Public Shares from the Trust Account shall be effected automatically by function of the Charter prior to any voluntary winding up. If Collabrium is required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to its public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the BVI Business Companies Act, 2004. In that case, investors may be forced to wait beyond April 24, 2014 before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account.

Q.  How do I vote?

A.  If you were a holder of record of Collabrium ordinary shares on March 21, 2014, the record date for the Shareholder Meeting, you may vote with respect to the applicable proposals in person at the Shareholder Meeting or by submitting a proxy by mail prior to 10:00 a.m. Eastern on April 21, 2014, in accordance with the instructions provided to you under “Meeting of Collabrium Shareholders”. If you hold your ordinary shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). Access to telephone and Internet voting will continue until 11:59 p.m. Eastern on April 20, 2014, the day before the Shareholder Meeting, after which time a street name holder must contact his bank, broker or nominee to vote or change his vote.

You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your ordinary shares with instructions on how to vote your shares or, if you wish to attend the Shareholder Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q.  What will happen if I sign and submit my proxy card without indicating how I wish to vote?

A.  Executed and dated proxies received by Collabrium without an indication of how the shareholder intends to vote on a proposal will be voted in favor of each proposal presented to the shareholders.

Q.  If I am not going to attend the Shareholder Meeting in person, should I submit my proxy card instead?

A.  Yes. Whether or not you plan to attend the Shareholder Meeting, after carefully reading and considering the information contained in the proxy materials, please submit the executed shareholder proxy card by mail or follow the voting instructions (including any telephone or Internet voting instructions) provided by your broker or bank if your ordinary shares are held in “street name”, in each case in accordance with the instructions provided under “Meeting of Collabrium Shareholders”, so your shares may be represented at the Shareholder Meeting.

Q.  If my ordinary shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.  No. Under the Nasdaq Market Place rules, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Collabrium believes the Extension Amendment proposals and the IMTA Amendment proposal will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your ordinary shares without your instruction. A broker non-vote will have the effect of a vote “AGAINST” the Extension Amendment proposal and the IMTA Amendment proposal. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your ordinary shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote”. Your bank, broker or other nominee can vote your ordinary shares only if you provide instructions on how to vote. You should instruct your broker to vote your ordinary shares in accordance with directions you provide.

Q.  May I change my vote after I have submitted my executed proxy card?

A.  Yes. You may change your vote by submitting a later-dated, executed proxy card by mail or following the voting instructions (including any telephone or Internet voting instructions) provided by your broker or bank if your ordinary shares are held in “street name”, in each case in accordance with the instructions provided under “Meeting of Collabrium Shareholders” prior to the Shareholder Meeting or attending the Shareholder Meeting in person and voting. Street name holders of Collabrium ordinary shares with access to telephone and Internet voting may change their vote until 11:59 p.m. Eastern on April 20, 2014, the day before the Shareholder Meeting, after which time a street name holder must contact his bank, broker or nominee to change his vote. You also may revoke your proxy by sending a notice of revocation to Morrow & Co., LLC, 470 West Avenue, 3rd Floor, Stamford, CT 06902; telephone: (800) 662-5200 or, for banks and brokerage firms: (203) 658-9400; Email: collabrium.info@morrowco.com, which must be received by Collabrium prior to the Shareholder Meeting.

Q.  What should I do if I receive more than one set of voting materials?

A.  You may receive more than one set of voting materials, including multiple copies of the proxy materials and multiple proxy cards or voting instruction cards. For example, if you hold your ordinary shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your ordinary shares are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card, and voting instruction card that you receive in order to cast your vote with respect to all of your ordinary shares.

Q.  How can I obtain additional copies of the proxy materials?

A.  If you need additional copies of the proxy materials you should contact:

Morrow & Co., LLC
470 West Avenue, 3rd Floor
Stamford, CT 06902
Telephone: (800) 662-5200
Banks and brokerage firms: (203) 658-9400
collabrium.info@morrowco.com

You may also obtain additional information about Collabrium from documents filed with the SEC, by following the instructions in the section entitled “Where You Can Find Additional Information.”

Q.  How will the solicitation of proxies be handled?

A.  Collabrium expects to solicit proxies primarily by mail. Collabrium has retained Morrow & Co., LLC, for an initial fee of $17,500 plus out-of-pocket expenses, to assist in the solicitation of proxies for the shareholder meeting, as well as to assist Collabrium with the related Tender Offer. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements and personal solicitations by the directors, officers and employees of Collabrium. No additional compensation will be paid to Collabrium’s directors, officers or employees for their solicitation efforts.

Q.  Who can answer my questions?

A.  If you have any questions about the Extension Amendment proposal or the IMTA Amendment proposal, or how to submit your proxy, or if you need additional copies of the proxy materials, the enclosed proxy card or voting instructions, you should contact Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902; telephone: (800) 662-5200 or, for banks and brokerage firms: (203) 658-9400; Email: collabrium.info@morrowco.com.

FORWARD-LOOKING STATEMENTS

Collabrium makes forward-looking statements in the proxy materials and in the documents that are incorporated by reference. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. When used in the proxy materials, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements.

These forward-looking statements are based on information available to Collabrium as of the date of the proxy materials and current expectations, forecasts and assumptions and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Collabrium’s views as of any subsequent date and Collabrium undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the risk that more than 1,218,549 shares will be validly tendered and not properly withdrawn prior to the expiration date of the Tender Offer which would then cause us to withdraw the Tender Offer;

•	the risk that shareholders do not approve the Extension Amendment or the IMTA Amendment, which would then cause us to withdraw the Tender Offer;

•	the risk that governmental and regulatory review of the Tender Offer documents may result in the inability of Collabrium to close the Tender Offer by April 24, 2014;

•	the ability of Collabrium to effect the Extension Amendment or consummate an initial business combination;

•	the risk that a condition to implementation of the Extension Amendment or the IMTA Amendment may not be satisfied or waived;

•	the ability to meet the Nasdaq Capital Markets listing standards, including having the requisite number of shareholders;

•	potential changes in the legislative and regulatory environments; and

•	potential volatility in the market price of the ordinary shares.

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Collabrium, undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of the proxy materials, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should carefully consider these risks, in addition to the risks factors set forth in the section titled “Risk Factors” and other information in our Offer to Purchase filed as part of the Schedule TO filed with the SEC and in our other filings with the SEC, including the final prospectus related to our IPO dated October 18, 2012 (Registration No. 333-183775) and our Annual Report on Form 20-F (File No. 001-35698) for the fiscal year ended September 30, 2013. The documents we file with the SEC, including those referred to above, also discuss some of the risks that could cause actual results to differ from those contained or implied in the forward-looking statements. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC, including the Schedule TO. You may also request a copy of the Schedule TO and related exhibits, at no cost, by writing or calling the Information Agent for the Tender Offer as noted elsewhere herein. See “Where You Can Find More Information.”

MEETING OF COLLABRIUM SHAREHOLDERS

General

Collabrium is furnishing the proxy materials to its shareholders as part of the solicitation of proxies by its board of directors for use at Collabrium’s Shareholder Meeting to be held on April 21, 2014, and at any adjournment or postponement thereof. The proxy materials are first being furnished to Collabrium shareholders on or about March 26, 2014. The proxy materials provide you with information you need to know to be able to vote or instruct your vote to be cast at the Shareholder Meeting.

Date, Time and Place

The Shareholder Meeting will be held on April 21, 2014, at 11:00 a.m., Eastern Time, at the offices of our counsel, Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174, or such other date, time and place to which such meeting may be adjourned or postponed.

Purpose of the Collabrium Shareholder Meeting

At the Shareholder Meeting, Collabrium will ask holders of its ordinary shares to consider and vote upon the following proposals:

(1)	The Extension Amendment — to consider and vote upon an amendment to Collabrium’s Charter to extend the current date by which Collabrium must consummate its initial business combination provided therein from April 24, 2014 to August 24, 2014 by providing that any shareholder voting in favor of the extension of the current termination date to August 24, 2014 would agree to defer its entitlement to any distribution or redemption on the current termination date until such later date and that the liquidation of Collabrium would similarly be delayed (the “Extension Amendment”);

(2)	The IMTA Amendment — to consider and vote upon an amendment to the IMTA, by and between Collabrium and Continental Stock Transfer & Trust Company, entered into at the time of our IPO governing the funds held in the Trust Account to (i) permit the withdrawal and distribution of the Withdrawal Amount from the Trust Account to those persons holding Public Shares who wish to exercise their redemption rights in connection with the Extension Amendment and continue to be entitled to receive their pro rata share of the Trust Account on the current termination date of April 24, 2014; and (ii) extend the date on which to liquidate the remainder of the Trust Account in accordance with the IMTA to August 24, 2014 (the “IMTA Amendment”); and

(3)	Such other procedural matters as may properly come before the Shareholder Meeting or any adjournment or postponement thereof.

The form of the Extension Amendment is set out in the proposed amended and restated Charter set forth in Annex A to these proxy materials. The form of the IMTA Amendment is set forth in Annex B to these proxy materials.

Recommendation of Collabrium’s Board of Directors

After careful consideration of each of the proposals, Collabrium’s Board has unanimously determined that each of the Extension Amendment proposal and the IMTA Amendment proposal is fair to, and in the best interests of, Collabrium and its shareholders and unanimously recommends that Collabrium’s shareholders vote FOR the Extension Amendment and FOR the IMTA Amendment.

Record Date; Who is Entitled to Vote

Collabrium has fixed the close of business on March 21, 2014 as the record date for determining Collabrium shareholders entitled to notice of and to attend and vote at the Shareholder Meeting. As of the close of business on March 21, 2014 there were 3,829,063 shares of Collabrium’s ordinary shares outstanding and entitled to vote, of which 2,429,063 are Public Shares. Each of Collabrium’s ordinary shares is entitled to one vote per share at the Shareholder Meeting.

Quorum and Vote Required for Proposals

A quorum of Collabrium’s shareholders is necessary to hold a valid meeting. A quorum will be present at the Shareholder Meeting if not less than fifty percent (50%) of the ordinary shares outstanding and entitled to vote at the Shareholder Meeting are represented in person or by proxy. Abstentions and broker non-votes, which are discussed further below, will count as present for the purposes of establishing a quorum.

The approval of the Extension Amendment proposal requires the affirmative vote of sixty-five percent (65%) of the ordinary shares of Collabrium voting at the meeting. The approval of the IMTA Amendment proposal requires the affirmative vote of sixty-five percent (65%) of the issued and outstanding Public Shares.

As of the record date for the Shareholder Meeting, our Initial Shareholders held approximately 36.5% of the issued and outstanding ordinary shares of Collabrium Our Initial Shareholders have indicated they will vote their ordinary shares in favor of the Extension Amendment proposal presented at the Shareholder Meeting.

Abstentions and Broker Non-Votes

Under the rules of various national and regional securities exchanges your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Collabrium believes the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.”

Abstentions are considered present for the purposes of establishing a quorum but will have the same effect as a vote “AGAINST” the Extension Amendment proposal and the IMTA Amendment proposal. Broker non-votes are considered present for the purposes of establishing a quorum but will have the same effect as a vote “AGAINST” the Extension Amendment proposal and the IMTA Amendment proposal.

Voting Your Shares

Each ordinary share of Collabrium that you own in your name entitles you to one vote on the applicable proposals. Your one or more proxy cards show the number of ordinary shares of Collabrium you hold. There are two ways to vote your ordinary shares:

•	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your ordinary shares will be voted, as recommended by Collabrium’s board “FOR” the Extension Amendment proposal and “FOR” the IMTA Amendment proposal.

•	You can attend the Shareholder Meeting and vote in person. You will be given a ballot when you arrive. However, if your ordinary shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Collabrium can be sure that the broker, bank or nominee has not already voted your ordinary shares.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Shareholder Meeting or at such meeting by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify the Company, in writing before the Shareholder Meeting that you have revoked your proxy; or

•	you may attend the Shareholder Meeting, revoke your proxy, and vote in person, as indicated above.

No Additional Matters Will Be Presented at the Shareholder Meeting

The Shareholder Meeting has been called only to consider the approval of the Extension Amendment proposal and the IMTA Amendment proposal.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your ordinary shares of Collabrium, you should contact Morrow & Co., LLC, 470 West Avenue, 3rd Floor, Stamford, CT 06902; telephone: (800) 662-5200 or, for banks and brokerage firms: (203) 658-9400; Email: collabrium.info@morrowco.com.

Redemption Rights/Tender Offer

In connection with the proposals and running concurrently with this proxy solicitation, we are offering shareholders an opportunity to redeem their Public Shares through the Tender Offer. Holders of our Public Shares will be able to redeem their shares for a pro-rata portion of our Trust Account in the event our shareholders approve the amendments to our Charter and the IMTA and no more than 1,218,549 shares are validly tendered. Those shareholders who wish to redeem their shares in connection with the proposals should refer to our Schedule TO and other documents relating to the Tender Offer, which documents will be made publicly available and filed with the SEC upon commencement of the Tender Offer. Holders of our shares may participate in the Tender Offer regardless of their vote for or against any of the proposals by following the instructions contained in the Tender Offer documents. Notwithstanding, consummation of the Tender Offer is conditioned on the approval of each of the proposals.

If the Tender Offer is completed, the Initial Shareholders or persons on their behalf have agreed to contribute to us $0.20 for each Public Share that is not purchased in the Tender Offer, or up to an aggregate of approximately $486,000. We will deposit the amount of the Contribution in the Trust Account. Accordingly, if the Extension Amendment and the IMTA Amendment are approved and the Tender Offer is completed, the redemption amount per share in a Second Tender Offer or in the event of our liquidation will be approximately $10.526 per share, in comparison to the redemption amount of $10.32619 per share in the Tender Offer or upon our liquidation if the Extension Amendment and the IMTA Amendment are not approved.

For a shareholder to make a valid tender of ordinary shares pursuant to the Tender Offer, Continental Stock Transfer & Trust Company must receive, at its address as set forth in the Tender Offer documents, and prior to the expiration date of the Tender Offer, the certificates for the ordinary shares the shareholder wishes to tender, or confirmation of receipt of the ordinary shares pursuant to the procedure for book-entry transfer described in the offer to purchase, together with a validly completed and duly executed letter of transmittal, including any required signature guarantees, or an agent’s message (as described in the offer to purchase) in the case of a book-entry transfer, and any other required documents. If a broker, dealer, commercial bank, trust company or other nominee holds such shareholders ordinary shares, the shareholder must contact his or her broker or nominee to tender the shares.

Shareholders are urged to review the Tender Offer materials, including the offer to purchase and letter of transmittal, and other related documents that Collabrium will send to its shareholders upon commencement of the Tender Offer as such materials contain important information about the Tender Offer.

Proxy Solicitation Costs

Collabrium expects to solicit proxies primarily by mail. Collabrium has retained Morrow & Co., LLC, for an initial fee of $17,500 plus out-of-pocket expenses, to assist in the solicitation of proxies for the shareholder meeting, as well as to assist Collabrium with the related Tender Offer. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements and personal solicitations by the directors, officers and employees of Collabrium. No additional compensation will be paid to Collabrium’s directors, officers or employees for their solicitation efforts.

Collabrium will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Collabrium will reimburse them for their reasonable expenses.

Collabrium and its directors and executive officers may be deemed to be participants in the solicitation of proxies. The underwriters of Collabrium’s initial public offering may provide assistance to Collabrium and their respective directors and executive officers, and may be deemed to be participants in the solicitation of proxies. $1,260,000 of the underwriters’ fees relating to Collabrium’s IPO were deferred pending the consummation of Collabrium’s business combination, and shareholders are advised that the underwriters have a financial interest in the successful outcome of this proxy solicitation.

Vote of Collabrium’s Initial Shareholders

As of March 21, 2014, the record date for the Shareholder Meeting, the Initial Shareholders beneficially owned and were entitled to vote an aggregate of 1,400,000 ordinary shares, which collectively constitute approximately 36.5% of Collabrium’s issued and outstanding ordinary shares. Our Initial Shareholders have indicated they will vote their Collabrium ordinary shares in favor of the Extension Amendment proposal at the Shareholder Meeting. Our Initial Shareholders do not own any Public Shares and therefore will not be entitled to vote on the IMTA Amendment. The Initial Shareholders have waived any rights to tender their shares pursuant to the Tender Offer, including with respect to ordinary shares purchased in the IPO or in the aftermarket. The Initial Shares have no redemption or liquidation rights and will be worthless if no business combination is effected by Collabrium However, the Initial Shareholders are entitled to participate in liquidation distributions with respect to any ordinary shares purchased in the IPO or in the aftermarket in the event Collabrium fails to consummate a business combination by April 24, 2014 (or August 24, 2014 if the Extension Amendment proposal and the IMTA Amendment proposal are approved and the Tender Offer is completed).

BACKGROUND

Overview

Collabrium is a British Virgin Islands blank check company incorporated on February 8, 2012 as a business company with limited liability under the name Collabrium Japan Acquisition Corporation. We were incorporated for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities. Our efforts to identify a prospective target business are not limited to a particular industry or geographic location. However, we have focused on target businesses that either have their primary operations located in Japan or that are operating outside of Japan but are Japanese owned.

The mailing address of Collabrium’s principal executive office is Collabrium Advisors LLP, 16 Old Bond Street, London W1S 4PS.

Business Combination Activity

Since the completion of its IPO, Collabrium has been dealing with many of the practical difficulties associated with the identification of an initial business combination target, negotiating business terms with potential targets and conducting related due diligence. Subsequent to the consummation of the IPO on October 24, 2012, Collabrium commenced consideration of potential target companies with the objective of consummating an initial business combination. During the process, it relied on numerous business relationships and contacted investment bankers, private equity funds, consulting firms, and legal and accounting firms. As a result of these efforts, Collabrium identified and reviewed information with respect to many possible target companies. However, primarily as a result of the difficult and deteriorating economic climate since its IPO, Collabrium has been dealing with significant challenges to identify a suitable target business to present to its shareholders.

You are not being asked to vote on an initial business combination at this time.

THE EXTENSION AMENDMENT PROPOSAL

Collabrium is seeking an extension to the current termination date contemplated within Collabrium’s Charter to August 24, 2014 by way of an amendment to the Charter which in effect would extend the date by which Collabrium must consummate an initial business combination from April 24, 2014 to August 24, 2014 by providing that any shareholder voting in favor of an extension of the current termination date to August 24, 2014 would agree to defer its entitlement to any distribution or redemption on the current termination date until August 24, 2014 and that the liquidation of Collabrium would similarly be delayed. Shareholders who do not vote for the amendment would retain their current right of automatic redemption on April 24, 2014 even if the amendment is adopted.

The Extension Amendment is essential to the overall implementation of the Board’s plan to extend the date by which Collabrium must consummate its business combination to August 24, 2014. The implementation of such proposal is conditioned upon the approval of the IMTA Amendment proposal and, therefore, Collabrium’s Board of Directors will abandon the Extension Amendment and the IMTA Amendment and not implement any of them unless each proposal is approved by the shareholders at the Shareholder Meeting and no more than 1,218,549 shares are tendered in the Tender Offer. Given Collabrium’s expenditure of time, effort and money on several possible business combinations, circumstances warrant providing those who believe they might find the proposed business combination to be an attractive investment, the opportunity to approve such business combination.

You are not being asked to vote on an initial business combination at this time. If you are a holder of Public Shares of Collabrium, you will have the right to participate in an initial business combination or to tender your shares in the Second Tender Offer.

A copy of the proposed amended and restated Charter is attached to the proxy materials as Annex A.

Purpose of the Extension Amendment Proposal

Since the completion of its IPO, Collabrium has been dealing with many of the practical difficulties associated with the identification of a business combination target, negotiating business terms with potential targets and conducting related due diligence. Commencing promptly upon completion of its IPO, Collabrium began to search for an appropriate business combination target. During the process, it relied on numerous business relationships and contacted investment bankers, private equity funds, consulting firms, and legal and accounting firms. As a result of these efforts, Collabrium identified and reviewed information with respect to many possible target companies. Primarily as a result of the difficult and deteriorating economic climate since its IPO, Collabrium has been dealing with significant challenges to identify a suitable target business to present to its shareholders.

As Collabrium will be unable to consummate an initial business combination by April 24, 2014, Collabrium has determined to seek shareholder approval to extend the date by which Collabrium must consummate an initial business combination from April 24, 2014 to August 24, 2014 by amending its Charter to provide that any shareholder voting in favor of the amendment would agree to defer its entitlement to any distribution or redemption on the current termination date until August 24, 2014 and that the liquidation of Collabrium would similarly be delayed.

The Board of Directors believes the current shareholders are not prejudiced by the proposed Extension Amendment since the automatic redemption provisions of the Charter shall remain wholly intact and still apply with respect to any shareholder who does not vote in favor of the Extension Amendment, and such shareholder shall remain entitled to receive the applicable pro rata amount of the Trust Account (excluding the amount of the Contribution) on the original termination date of April 24, 2014 (and shareholders voting for the Extension Amendment will simply have such right deferred until August 24, 2014 and will have a right to receive a pro rata share of the Contribution). The Board of Directors also believe that current shareholders are not prejudiced since all holders of Public Shares are concurrently being offered the opportunity to tender their Public Shares and receive their pro rata portion of the Trust Account (excluding the amount of the Contribution) pursuant to the Tender Offer filed with the SEC in connection with the approval of the proposals, which will occur within the original timeframe contemplated in the IPO prospectus and the Charter.

Our Initial Shareholders have the discretion to vote in any manner they choose with respect to the Extension Amendment. The Board of Directors believes the Extension Amendment does not affect the substance nor timing of the redemption rights as holders of Public Shares who vote against the Extension Amendment shall continue to have the right to receive a pro rata portion of the Trust Account on the current termination date and those voting in favor would have the same right upon exercise of their redemption rights in connection with the consummation of an initial business combination or upon the revised termination date.

Effect of Failure of the Extension Amendment

If the Extension Amendment is not approved, the Contribution will not occur and Collabrium (i) will terminate the Tender Offer and be required to distribute the aggregate amount then on deposit in the Trust Account, pro rata, to holders of Public Shares by way of redemption and (ii) within ten business days cease all operations except for the purposes of making such distributions and winding up of our affairs. In such case, Collabrium anticipates notifying the trustee of the Trust Account to begin liquidating some assets promptly after the meeting. If the Extension Amendment is not approved, the Initial Shareholders or persons on their behalf will not make the Contribution.

If Collabrium is required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to holders of the Public Shares, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the BVI Business Companies Act, 2004. In that case, investors may be forced to wait beyond April 24, 2014 before the redemption proceeds of our Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account. Collabrium’s Initial Shareholders have waived his rights to participate in any liquidation distribution with respect to their Initial Shares. There will be no distribution from the Trust Account with respect to Collabrium’s warrants, which will expire worthless.

Effect of Approval of the Extension Amendment

Approval of the Extension Amendment is a condition to the execution of the IMTA Amendment.

If the Extension Amendment is approved and the IMTA Amendment is also approved and the Tender Offer is completed, Collabrium will file an amended and restated Charter with the Registry of Corporate Affairs in the

British Virgin Islands in the form of Annex A hereto. Collabrium will remain a reporting company under the Exchange Act and its units, ordinary shares and warrants will remain publicly traded. Collabrium will then continue to work to consummate an initial business combination prior to August 24, 2014. In connection therewith it intends to instigate the Second Tender Offer to afford remaining shareholders the right to redeem their shares in connection with their consideration of the business combination.

Upon the filing of the amended and restated Charter with the Registry of Corporate Affairs in the British Virgin Islands and the execution of the IMTA Amendment, Collabrium will remove the Withdrawal Amount from the Trust Account and deliver to those holders of Public Shares that exercised their redemption rights their pro rata portion of the Withdrawal Amount. The remainder will be retained in the Trust Account for Collabrium’s use in connection with the consummation of an initial business combination on or before August 24, 2014.

In addition, if the Tender Offer also is completed, we will deposit the amount of the Contribution in the Trust Account and the redemption amount per share in a Second Tender Offer or in the event of our liquidation will be approximately $10.526 per share, in comparison to the redemption amount of $10.32619 per share in the Tender Offer or upon our liquidation if the Extension Amendment and the IMTA Amendment are not approved. The Contribution is a condition to the implementation of the Extension Amendment and the IMTA Amendment.

If you are a shareholder at the time of the Extension Amendment and the IMTA Amendment and you purchased your shares in Collabrium’s IPO and have not exercised your redemption rights, you may have securities law claims against Collabrium for rescission (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security) on the basis of Collabrium’s IPO prospectus not disclosing the actions contemplated hereby.

Required Vote

Approval of the Extension Amendment will require the affirmative vote of the holders of sixty-five percent (65%) of the ordinary shares of Collabrium voting at a meeting. To be eligible to vote, a shareholder must hold ordinary shares on the record date for the Shareholder Meeting, which is March 21, 2014.

Our Initial Shareholders have indicated they will vote their Collabrium ordinary shares in favor of the Extension Amendment. On the record date, the Initial Shareholders beneficially owned and were entitled to vote 1,400,000 ordinary shares of Collabrium representing approximately 36.5% of Collabrium’s issued and outstanding ordinary shares.

Recommendation

COLLABRIUM’S BOARD UNANIMOUSLY RECOMMENDS THAT COLLABRIUM SHAREHOLDERS VOTE “FOR” THE EXTENSION AMENDMENT.

THE IMTA AMENDMENT PROPOSAL

The IMTA Amendment proposal permits Collabrium to enter into Amendment No. 1 to the Investment Management Trust Agreement with Continental Stock Transfer and Trust Company, as trustee, in substantially the form attached as Annex B hereto. The IMTA Amendment will (i) permit the withdrawal and distribution of the Withdrawal Amount from the Trust Account and (ii) extend the date on which to liquidate the remaining amount in the Trust Account from April 24, 2014, to August 24, 2014.

In the event the Extension Amendment and the IMTA Amendment are approved, upon the filing of the Extension Amendment, Collabrium will instruct the trustee to remove the Withdrawal Amount from the Trust Account relating to those Public Shares that have been tendered by the shareholders and deliver to the holders of such shares (assuming no more than 1,218,549 shares are validly tendered) their pro rata portion of the Trust Account, namely $10.32619 per share. The trustee will leave the remainder of the funds in the Trust Account until the earlier to occur of (1) the completion of an initial business combination or (2) August 24, 2014.

Purpose of the IMTA Amendment Proposal

The IMTA provides that, unless an initial business combination is consummated, the Trust Account would liquidate on April 24, 2014. Moreover, the IMTA provides that funds may be withdrawn from the Trust Account only upon consummation of an initial business combination. In order to implement the Extension Amendment, Collabrium is seeking to amend the IMTA to (1) permit the withdrawal and distribution of the Withdrawal Amount from the Trust Account in accordance with the Tender Offer and (2) extend the date on which to liquidate the Trust Account in accordance with the IMTA to August 24, 2014.

Effect of the Failure of the IMTA Amendment Proposal

If the IMTA Amendment is not approved, Collabrium will be unable to implement the Extension Amendment and Collabrium will terminate the Tender Offer and be required to distribute the aggregate amount then on deposit in the Trust Account, pro rata, to our holders of the Public Shares by way of redemption in accordance with the Charter. If the IMTA Amendment is not approved, the Initial Shareholders or persons on their behalf will not make the Contribution.

Effect of the Approval of the IMTA Amendment Proposal

Approval of the IMTA Amendment is a condition to the implementation of the Extension Amendment.

Upon the filing of amended and restated Charter with the Registry of Corporate Affairs in the British Virgin Islands reflecting the Extension Amendment (but only if the Tender Offer is completed) and the execution of the IMTA Amendment, Collabrium will remove the Withdrawal Amount from the Trust Account and deliver to those holders of Public Shares that chose to redeem their shares pursuant to the Tender Offer their pro rata portion of the Withdrawal Amount. The remainder will be retained in the Trust Account for Collabrium’s use in connection with the consummation of an initial business combination on or before August 24, 2014.

In addition, if the Tender Offer also is completed, we will deposit the amount of the Contribution in the Trust Account and the redemption amount per share in a Second Tender Offer or in the event of our liquidation will be approximately $10.526 per share, in comparison to the redemption amount of $10.32619 per share in the Tender Offer or upon our liquidation if the Extension Amendment and the IMTA Amendment are not approved. The Contribution is a condition to the implementation of the Extension Amendment and the IMTA Amendment.

Required Vote

The affirmative vote by holders of sixty-five percent (65%) of Collabrium’s issued and outstanding Public Shares is required to approve the IMTA Amendment. However, Collabrium’s board of directors will abandon the IMTA Amendment if the Extension Amendment is not approved or if the Tender Offer is not completed. In that case, Collabrium will be required by its Charter to distribute the aggregate amount then on deposit in the Trust Account, pro rata, to our public shareholders by way of redemption and Collabrium intends to cease all operations except for the purposes of any winding up of our affairs thereafter. As our Sponsor does not own Public Shares, he will not be entitled to vote on the IMTA Amendment.

Recommendation

COLLABRIUM’S BOARD UNANIMOUSLY RECOMMENDS THAT COLLABRIUM SHAREHOLDERS VOTE “FOR” THE IMTA AMENDMENT.

LIQUIDATION OF THE TRUST ACCOUNT

If either of the Amendment Proposals is not approved or more than 1,218,549 shares are tendered in the Tender Offer, the Contribution will not occur and Collabrium (i) will terminate the Tender Offer and distribute the aggregate amount then on deposit in the Trust Account, pro rata, to its public shareholders by way of redemption and (ii) within 10 business days cease all operations except for the purposes of making such distributions and winding up of its affairs, as further described herein. Having commenced a voluntary liquidation, our liquidator would give notice to our creditors inviting them to submit their claims for payment, by notifying known creditors

(if any) who have not submitted claims and by placing a public advertisement locally in the British Virgin Islands and in our principal place of business or in the place the liquidator is most likely to come to the attention of our creditors, and taking any other steps he considers appropriate, after which our assets would be distributed.

As soon as our affairs are fully wound-up, if we were to liquidate, the liquidator must complete his final report and accounts and will then make filings with the Registrar of Corporate Affairs in the British Virgin Islands. However, we cannot assure you that the liquidator will not determine that he or she requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors). We also cannot assure you that a creditor or shareholder will not file a petition with the British Virgin Islands court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of our assets to our public shareholders.

Collabrium’s Initial Shareholders have waived their right to participate in any liquidation distribution with respect to their Initial Shares. There will be no distribution from the Trust Account with respect to our warrants which will expire worthless. Collabrium will pay the costs of liquidation from its remaining assets outside of the Trust Account.

INTERESTS OF COLLABRIUM’S INITIAL SHAREHOLDERS, DIRECTORS AND OFFICERS

When you consider the recommendation of Collabrium’s board of directors in favor of approval of the Extension Amendment and the IMTA Amendment, you should keep in mind that Collabrium’s Initial Shareholders, directors and officers have interests in the proposals that are different from, or in addition to, your interests as a shareholder. These interests include, among other things:

•	Our Initial Shareholders’ 1,400,000 Initial Shares, which they acquired for an aggregate of $25,000, have an aggregate value of $14,406,000 based on the closing price of the Ordinary Shares on the Nasdaq Capital Market of $10.29 as of March 21, 2014. The Initial Shareholders have waived their right to receive distributions with respect to the Initial Shares upon our liquidation. Accordingly, the Initial Shares will be worthless if we are forced to liquidate.

•	Our Initial Shareholders’ hold 3,600,000 warrants, which they acquired for $2,700,000, have an aggregate value of $522,000 based on the closing price of the warrants on the Nasdaq Capital Market of $0.145 as of March 21, 2014. In the event of our liquidation, such warrants will expire worthless.

•	Each of our current directors and officers may be reimbursed from our funds held outside of the Trust Account for out-of-pocket expenses incurred by him in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. However, if we do not complete an initial business combination, they will not have any claim against the Trust Account for the reimbursement of these expenses. Accordingly, because we have limited funds available to us outside the Trust Account, we will most likely not be able to reimburse these expenses if an initial business combination is not completed. As of the date of this proxy statement, our current directors and officers and persons on their behalf have incurred approximately $485,000 of unpaid reimbursable expenses. If the Amendment Proposals are approved, and we are given until August 24, 2014, it will be more likely that we consummate an initial business combination and that all such expenses will be paid by us in full. In the event of liquidation, we may not be able to repay these loans.

•	If we liquidate in the event we are unable to consummate an initial business combination, Koji Fusa, our chief executive officer and a member of our board of directors, and Andrew Williams, our chairman of the board, have agreed that they will be jointly and severally liable to us, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a business combination, reduce the amounts in the trust account to below approximately $10.32619 per share, subject to certain exceptions.

These interests may have influenced the Collabrium directors and executive officers in their determination to recommend that shareholders vote FOR the Amendment Proposals.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of Collabrium’s Ordinary Shares as of March 21, 2014 by:

•	each person known to Collabrium Corp. to be the beneficial owner of more than 5% of its outstanding Ordinary Shares;

•	each of its officers and directors; and

•	all of its officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, Collabrium believes, based on the information furnished to it, that the persons and entities named in the table below have sole voting and investment power with respect to all Collabrium Ordinary Shares that they beneficially own, subject to applicable community property laws. All Ordinary Shares subject to options or warrants exercisable within 60 days of March 21, 2014 are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, percentage ownership of outstanding shares is based on 3,829,063 Ordinary Shares outstanding as of the date of this Offer and assumes that none of the Public Shares held by our public shareholders are validly tendered pursuant to the Offer.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares
Andrew Williams	233,334		6.1%
Koji Fusa	518,518		13.5%
Hiroshi Tamada	518,518		13.5%
Timothy Duffy	129,590	(2)	3.4%
All directors and executive officers as a group (three individuals)	1,270,370		33.2%
AQR Capital Management, LLC Two Greenwich Plaza, 3rd Floor Greenwich, CT 06830	693,000	(3)	18.1%
Pine River Capital Management L.P. 601 Carlson Parkway, Suite 330 Minnetonka, MN 55305	350,011	(4)	9.1%
North Pole Capital Master Fund 401 Bay Street, Suite 1900 PO Box 19 Toronto, Ontario M5H2Y4, Canada	704,970	(5)	18.4%
Bulldog Investors Park 80 West 250 Pehle Avenue, Suite 708 Saddle Brook, NJ 07663	600,000	(6)	15.7%
Hawkeye Capital Master P.O. Box 897GT Windward 1 Regatta Office Park, West Bay Road, Georgetown Grand Cayman, Cayman Islands	750,000	(7)	19.6%

(1)	Unless otherwise indicated, the business address of each of the individuals is located at c/o Collabrium Advisors LLP, 16 Old Bond Street, London W1S 4PS.

(2)	Mr. Duffy is not an officer, director or 5% holder on his own. However, due to his participation in our pre-IPO activities as an initial shareholder and holder of insider warrants, we have elected to include him in the table.

(3)	Represents shares held by AQR Capital Management, LLC. The foregoing information was derived from a Schedule 13G/A filed on February 11, 2014.

(4)	Represents shares for which Pine River Capital Management L.P. reports shared power to vote and to dispose of such shares with Brian Taylor and Pine River Master Fund, Ltd. The foregoing information was derived from a Schedule 13G/A filed on February 11, 2014.

(5)	Represents shares held directly by North Pole Capital Master Fund (“North Pole”), for which shares Polar Securities Inc serves as North Pole’s investment advisor. The foregoing information was derived from a Schedule 13G/A filed on February 14, 2014.

(6)	Represents shares held by Bulldog Investors and Brooklyn Capital Management. Phillip Goldstein and Andrew Dakos are the principals of Bulldog Investors. The foregoing information was derived from a Schedule 13G filed on October 29, 2012 (re-filed without substantive change on November 6, 2012).

(7)	Hawkeye Capital Management, LLC, as manager of Hawkeye Capital Master, and Richard A. Rubin, as managing member of Hawkeye Capital Management, LLC may also be deemed to beneficially own these shares. The foregoing information was derived from a Schedule 13G filed on November 9, 2012.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Collabrium and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy materials. Upon written or oral request, Collabrium will deliver a separate copy of the proxy materials to any shareholder at a shared address to which a single copy of the proxy materials was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy materials may likewise request that Collabrium deliver single copies of the proxy materials in the future. Shareholders may notify Collabrium of their requests by writing Collabrium at 16 Old Bond Street, London W1S 4PS, or by calling Collabrium at 44-20-7408-471.

FUTURE SHAREHOLDER PROPOSALS

If Collabrium does not consummate an initial business combination prior to April 24, 2014, or August 24, 2014 in the event the Extension Amendment and the IMTA Amendment are approved and implemented and the Tender Offer is completed, Collabrium will be required to dissolve and liquidate and will conduct no annual meetings thereafter.

WHERE YOU CAN FIND MORE INFORMATION

Collabrium is subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, certain unaudited financial information after the first six months of our fiscal year. We also have filed, pursuant to Rule 13e-4(c)(2), an Issuer Tender Offer Statement on Schedule TO as may be amended from time to time (the “Schedule TO”) with the SEC that includes additional information relating to the Offer. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC, including the proxy materials. You may also request a copy of the proxy materials and related exhibits, at no cost, by writing or calling the Information Agent for the proxy materials at the telephone numbers set forth in the proxy materials.

These proxy materials do not include information about a proposed initial business combination inasmuch as shareholders are not being asked to consider and approve such a proposal at this time. If you would like additional copies of the proxy materials or if you have questions about the Extension Amendment or the IMTA Amendment or all proposals to be presented at the Shareholder Meeting, or the Tender Offer you should contact Collabrium’s proxy solicitation agent and Information Agent at the following address and telephone number:

Morrow & Co., LLC
470 West Avenue, Stamford, Connecticut 06902
Telephone: (800) 662-5200
Banks and brokerage firms: (203) 658-9400
Collabrium.info@morrowco.com

March 26, 2014

This document represents the proxy materials of Collabrium for the Shareholder Meeting. Collabrium has not authorized anyone to give any information or make any representation about the Extension Amendment or the IMTA Amendment that is different from, or in addition to, that contained in these proxy materials or in any of the materials that Collabrium has incorporated by reference into these proxy materials. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

MEMORANDUM OF ASSOCIATION

OF

COLLABRIUM JAPAN ACQUISITION CORPORATION

A COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ON 19 OCTOBER 2012

AMENDED AND RESTATED ON [•]

1	NAME

The name of the Company is Collabrium Japan Acquisition Corporation.

2	STATUS

The Company shall be a company limited by shares.

3	REGISTERED OFFICE AND REGISTERED AGENT

3.1	The first registered office of the Company is at Nemours Chambers, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

3.2	The first registered agent of the Company is Ogier Fiduciary Services (BVI) Limited of Nemours Chambers, Road Town, Tortola, British Virgin Islands.

3.3	The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

4	CAPACITY AND POWER

4.1	The Company has, subject to the Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph (a), full rights, powers and privileges.

4.2	There are, subject to Clause 4.1 and Regulation 23, no limitations on the business that the Company may carry on.

5	NUMBER AND CLASSES OF SHARES

5.1	The Company is authorised to issue an unlimited number of shares of no par value divided into six classes of shares as follows:

(a)	Ordinary shares of no par value (“Ordinary Shares”);

(b)	Class A preferred shares of no par value (“Class A Preferred Shares”);

(c)	Class B preferred shares of no par value (“Class B Preferred Shares”);

(d)	Class C preferred shares of no par value (“Class C Preferred Shares”);

(e)	Class D preferred shares of no par value (“Class D Preferred Shares”); and

(f)	Class E preferred shares of no par value (“Class E Preferred Shares” and together with the Class A Preferred Shares, the Class B Preferred Shares, Class C Preferred Shares and the Class D Preferred Shares being referred to as the “Preferred Shares”).

5.2	The Company may at the discretion of the Board of Directors issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

6	DESIGNATIONS POWERS PREFERENCES OF SHARES

6.1	Each Ordinary Share in the Company confers upon the Member (unless waived by such Member):

(a)	subject to Clause 11, the right to one vote at a meeting of the Members of the Company or on any Resolution of Members;

(b)	the right to be redeemed on an Automatic Redemption Event in accordance with Regulation 23.2, or pursuant to either a Tender Redemption Offer or Redemption Offer in accordance with Regulation 23.6, or pursuant to an Amendment Redemption Event in accordance with Regulation 23.12;

(c)	the right to an equal share with each other Ordinary Share in any dividend paid by the Company; and

(d)	subject to satisfaction of and compliance with Regulation 23, the right to an equal share with each other Ordinary Share in the distribution of the surplus assets of the Company on its liquidation.

6.2	The rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be stated in this Memorandum, which shall be amended accordingly prior to the issue of such Preferred Shares. Such rights, privileges, restrictions and conditions may include:

(a)	the number of shares and series constituting that class and the distinctive designation of that class;

(b)	the dividend rate of the Preferred Shares of that class, if any, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in relation to, the dividends payable on any other class or classes of Preferred Shares;

(c)	whether that class shall have voting rights, and, if so, the terms of such voting rights;

(d)	whether that class shall have conversion or exchange privileges, and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board of Directors shall determine;

(e)	whether or not the Preferred Shares of that class shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting Shares for redemption if less than all Preferred Shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount maybe less than fair value and which may vary under different conditions and at different dates;

(f)	whether that class shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of Preferred Shares of that class, and, if so, the terms and amounts of such sinking fund;

(g)	the right of the Preferred Shares of that class to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional Preferred Shares (including additional Preferred Shares of such class of any other class) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition or any subsidiary of any outstanding Preferred Shares of the Company;

(h)	the right of the Preferred Shares of that class in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and whether such rights be in preference to, or in relation to, the comparable rights or any other class or classes of Preferred Shares; and

(i)	any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of that class.

6.3	The directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulation 6 and Regulation 23 of the Articles.

6.4	The directors have the authority and the power by Resolution of Directors:

(a)	to authorise and create additional classes of shares; and

(b)	(subject to the provisions of Clause 6.2) to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, if any, appertaining to any and all classes of shares that may be authorised to be issued under this Memorandum.

7	VARIATION OF RIGHTS

7.1	Prior to a Business Combination, and subject always to the limitations set out in Clause 11, the rights attached to Shares as specified in Clause 6 may only, whether or not the Company is being wound up, be varied by a resolution passed at a meeting by the holders of at least sixty-five percent (65%) of the total number of Shares of that class that have voted (and are entitled to vote thereon) in relation to any such resolution, unless otherwise provided by the terms of issue of such class.

7.2	Notwithstanding Clause 7.1, where the amendment proposed is for the purposes of approving, or in conjunction with the consummation of, the Business Combination and thereafter following the consummation of a Business Combination, the rights attached to Shares as specified in Clause 6 may only, whether or not the Company is being wound up, be varied by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the Shares of that class present that were voted at a duly convened and constituted meeting of the Members of the Company holding shares in such class which were present at the meeting and voted unless otherwise provided by the terms of issue of such class, provided however that the Resolution of Members approving an amendment for the purposes of approving, or in conjunction with, the consummation of the Business Combination shall be subject to, and therefore the amendment so approved not made until immediately prior to the time at which the Business Combination is consummated, unless the approval is in accordance with Clause 7.1.

8	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

9	REGISTERED SHARES

9.1	The Company shall issue registered shares only.

9.2	The Company is not authorised to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

10	TRANSFER OF SHARES

10.1	A Share may be transferred in accordance with Regulation 4 of the Articles.

11	AMENDMENT OF MEMORANDUM AND ARTICLES

11.1	The Company may amend its Memorandum or Articles by a Resolution of Members or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)	to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Members; or

(d)	to change Clauses 7 or 8, this Clause 11 or Regulation 23.

For the avoidance of doubt, the directors of the Company will not propose any amendment to this Memorandum or the Articles that would affect the substance or timing of the Company’s obligation as described in Regulation 23 to offer to pay the Per-Share Redemption Price to the holders of the Public Shares

11.2	Notwithstanding Clause 11.1, no amendment may be made to the Memorandum or Articles by a Resolution of Members to amend:

(a)	Regulation 23 prior to the Business Combination, unless the amendment proposed is for the purposes of approving, or in conjunction with the consummation of, the Business Combination, provided always that (i) the amendment does not alter the Company’s obligation to offer to pay the Per Share Redemption Price to the holders of the Public Shares or the timing of this payment and (ii) the Resolution of Members approving such amendment shall be subject to, and therefore the amendment so approved not made until immediately prior to the time at which the Business Combination is consummated, unless the approval is in accordance with Clause 7.1; or

(b)	Regulation 9.1(b) during the Target Business Acquisition Period.

Pursuant to Section 12(2)(c) of the Act, this Clause 11.2 may not be amended prior to the consummation of the Business Combination, unless the amendment proposed is for the purposes of approving, or in conjunction with the consummation of, the Business Combination.

12	DEFINITIONS AND INTERPRETATION

12.1	In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

(a)	“Act” means the BVI Business Companies Act, 2004 and includes the regulations made under the Act;

(b)	“AGM” means an annual general meeting of the Members;

(c)	“Amendment” has the meaning ascribed to it in Regulation 23.12;

(d)	“Amendment Redemption Event” has the meaning ascribed to it in Regulation 23.12;

(e)	“Approved Amendment” has the meaning ascribed to it in Regulation 23.12;

(f)	“Articles” means the attached Articles of Association of the Company;

(g)	“Automatic Redemption Event” shall have the meaning given to it in Regulation 23.2;

(h)	“Board of Directors” means the board of directors of the Company;

(i)	“Business Combination” shall mean the initial acquisition, share exchange, share reconstruction and amalgamation or contractual control arrangement with, or purchase of, all or substantially all of the assets of, or engaging in any other similar business combination with, one or more businesses with a Target Business at Fair Value;

(j)	“Business Combination Articles” means Regulation 23 relating to the Company’s obligations regarding the consummation of a Business Combination;

(k)	“Business Days” means a day other than a Saturday or Sunday or any other day on which commercial banks in New York are required or are authorised to be closed for business;

(l)	“Chairman” means a person who is appointed as chairman to preside at a meeting of the Company, and “Chairman of the Board” means a person who is appointed as chairman to preside at a meeting of the Board of Directors, in each case, in accordance with these Articles;

(m)	“Class A Directors” has the meaning ascribed to it in Regulation 9.1(b);

(n)	“Class A Preferred Shares” has the meaning ascribed to it in Clause 5.1;

(o)	“Class B Directors” has the meaning ascribed to it in Regulation 9.1(b);

(p)	“Class B Preferred Shares” has the meaning ascribed to it in Clause 5.1;

(q)	“Class C Directors” has the meaning ascribed to it in Regulation 9.1(b);

(r)	“Class C Preferred Shares” has the meaning ascribed to it in Clause 5.1;

(s)	“Class D Preferred Shares” has the meaning ascribed to it in Clause 5.1;

(t)	“Class E Preferred Shares” has the meaning ascribed to it in Clause 5.1;

(u)	“Designated Stock Exchange” means the Over-the-Counter Bulletin Board, the Global Select System, Global System or the Capital Market of the Nasdaq Stock Market LLC, the NYSE MKT or the New York Stock Exchange, as applicable; provided, however, that until the Shares are listed on any such Designated Stock Exchange, the rules of such Designated Stock Exchange shall be inapplicable to the Company and this Memorandum or the Articles;

(v)	“Director” means any director of the Company, from time to time;

(w)	“Distribution” in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of a Member in relation to Shares held by a Member, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

(x)	“Eligible Person” means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

(y)	“Enterprise” means the Company and any other corporation, constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger to which the Company (or any of its wholly owned subsidiaries) is a party, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise of which an Indemnitee is or was serving at the request of the Company as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent.

(z)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(aa)	“Expenses” shall include all direct and indirect costs, fees and expenses of any type or nature whatsoever, including, without limitation, all legal fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, fees of private investigators and professional advisors, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, fax transmission charges, secretarial services and all other disbursements, obligations or expenses, in each case reasonably incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settlement or appeal of, or otherwise participating in, a Proceeding, including reasonable compensation for time spent by the Indemnitee for which he or she is not otherwise compensated by the Company or any third party. Expenses also shall include expenses incurred in connection with any appeal resulting from any Proceeding, including without limitation the principal, premium, security for, and other costs relating to any cost bond, supersedeas bond, or other appeal bond or its equivalent, but shall not include amounts paid in settlement by an Indemnitee or the amount of judgments or fines against an Indemnitee.

(bb)	“Extended Tender Redemption Offer” has the meaning ascribed to it in Regulation 23.6(a)

(cc)	“Extension Period” shall mean an additional period of up to 90 days by which the Company may extend the 15 month time period available to it to consummate a Business Combination following the closing of the IPO;

(dd)	“Fair Value” shall mean a value at least equal to 80% of the balance in the Trust Account at the time of the execution of a definitive agreement for a Business Combination;

(ee)	“FINRA” means the Financial Industry Regulatory Authority of the United States;

(ff)	“Initial Investors” refers to the individuals listed in the Registration Statement who simultaneous with the IPO will purchase 3,600,000 warrants of the Company at a price of $0.75 per warrant for US$2,700,000 in the aggregate;

(gg)	“Indemnitee” means any person detailed in sub regulations (a) and (b) of Regulation 15.

(hh)	“Insider” means any officer, director or pre-IPO shareholder (and their respective affiliates);

(ii)	“IPO” means the initial public offering of securities of the Company;

(jj)	“Member” means an Eligible Person whose name is entered in the share register of the Company as the holder of one or more Shares or fractional Shares;

(kk)	“Memorandum” means this Memorandum of Association of the Company;

(ll)	“Officer” means any officer of the Company, from time to time

(mm)	“Ordinary Shares” has the meaning ascribed to it in Clause 5.1;

(nn)	“Per-Share Redemption Price” means:

(i)	with respect to an Automatic Redemption Event or Amendment Redemption Event, the aggregate amount on deposit in the Trust Account divided by the number of then outstanding Public Shares;

(ii)	with respect to either a Tender Redemption Offer made in the event that a Business Combination is consummated by the Company or a Redemption Offer, the aggregate amount then on deposit in the Trust Account on the date that is two Business Days prior to the consummation of the Business Combination including interest but net of taxes payable, divided by the number of then outstanding Public Shares; and

(iii)	with respect to an Extended Tender Redemption Offer, a pro rata portion of the amount then on deposit in the Trust Account (including any accrued interest, less any taxes payable thereon) two Business Days prior to the date on which the Extended Tender Redemption Offer is made;

(oo)	“Proceeding” means any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the name of the Company or otherwise and whether of a civil (including intentional or unintentional tort claims), criminal, administrative or investigative nature, in which an Indemnitee was, is, will or might be involved as a party or otherwise by reason of the fact that such Indemnitee is or was a director or officer of the Company, by reason of any action (or failure to act) taken by him or of any action (or failure to act) on his part while acting as a director, officer, employee or adviser of the Company, or by reason of the fact that he is or was serving at the request of the Company as a director, officer, trustee, general partner, managing member, fiduciary, employee, adviser or agent of any other Enterprise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses can be provided under these Articles.

(pp)	“Public Shares” has the meaning ascribed to it in Regulation 23.6(a);

(qq)	“Preferred Shares” has the meaning ascribed to it in Clause 5.1;

(rr)	“Redemption Offer” has the meaning ascribed to it in Regulation 23.6(b);

(ss)	“Registration Statement” has the meaning ascribed to it in Regulation 23.11;

(tt)	“relevant system” means a relevant system for the holding and transfer of shares in uncertificated form;

(uu)	“Resolution of Directors” means either:

(i)	subject to sub-paragraph (ii) below, a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(ii)	a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

(vv)	“Resolution of Members” means:

(i)	prior to the consummation of a Business Combination (excluding any Resolution of Members in relation to approval of a Business Combination pursuant to Regulation 23.5), a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of the holders of at least sixty-five percent (65%) of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(ii)	following the consummation of a Business Combination or in relation to any Resolution of Members that may be proposed for the purpose of approving, or in conjunction with the consummation of, a Business Combination pursuant to Regulation 23.5, a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted;

(ww)	“Seal” means any seal which has been duly adopted as the common seal of the Company;

(xx)	“SEC” means the United States Securities and Exchange Commission;

(yy)	“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire shares or debt obligations;

(zz)	“Securities Act” means the United States Securities Act of 1933, as amended;

(aaa)	“Share” means a share issued or to be issued by the Company (and “Shares” shall be construed accordingly;

(bbb)	“Target Business” means a businesses or entity with whom the Company wishes to undertake a Business Combination;

(ccc)	“Target Business Acquisition Period” shall mean the period commencing from the effectiveness of the registration statement filed with the SEC in connection with the Company’s IPO up to and including the first to occur of (i) a Business Combination; or (ii) the Termination Date.

(ddd)	“Tender Redemption Offer” has the meaning ascribed to it in Regulation 23.6(a);

(eee)	“Termination Date” has the meaning given to it in Regulation 23.2;

(fff)	“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

(ggg)	“Trust Account” shall mean the trust account established by the Company at the consummation of the IPO and into which a certain amount of the IPO proceeds and proceeds from the sale of warrants to the Initial Investors, together with the underwriters’ deferred corporate finance fees, are deposited as may be reduced from time to time for amounts reserved for operating expenses;

(hhh)	“written” or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

12.2	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a “Regulation” is a reference to a regulation of the Articles;

(b)	a “Clause” is a reference to a clause of the Memorandum;

(c)	voting by Member is a reference to the casting of the votes attached to the Shares held by the Member voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended; and

(e)	the singular includes the plural and vice versa.

12.3	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

12.4	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

We, Ogier Fiduciary Services (BVI) Limited of Nemours Chambers, Road Town, Tortola, British Virgin Islands, for the purpose of incorporating a BVI business company under the laws of the British Virgin Islands hereby sign this Memorandum of Association.

Dated: 8 February 2012

Incorporator

Sgd: Karen Fahie	Sgd: Ayana Glasgow
Authorised Signatory	Authorised Signatory
Ogier Fiduciary Services (BVI) Limited	Ogier Fiduciary Services (BVI) Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

ARTICLES OF ASSOCIATION

OF

COLLABRIUM JAPAN ACQUISITION CORPORATION

A COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ON 19 OCTOBER 2012

AMENDED AND RESTATED ON [•]

1	REGISTERED SHARES

1.1	Every Member is entitled to a certificate signed by a director of the Company or under the Seal specifying the number of Shares held by him and the signature of the director and the Seal may be facsimiles.

1.2	Any Member receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3	If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.4	Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the rules of the Designated Stock Exchange permit otherwise.

1.5	Subject to the Act and the rules of the Designated Stock Exchange, the Board of Directors without further consultation with the holders of any Shares or Securities may resolve that any class or series of Shares or other Securities in issue or to be issued from time to time may be issued, registered or converted to uncertificated form and the practices instituted by the operator of the relevant system. No provision of these Articles will apply to any uncertificated shares or Securities to the extent that they are inconsistent with the holding of such shares or securities in uncertificated form or the transfer of title to any such shares or securities by means of a relevant system.

1.6	Conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such manner as the Board of Directors, in its absolute discretion, may think fit (subject always to the requirements of the relevant system concerned). The Company or any duly authorised transfer agent shall enter on the register of members how many Shares are held by each member in uncertificated form and certificated form and shall maintain the register of members in each case as is required by the relevant system concerned. Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class or series comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles which applies only in respect of certificated shares or uncertificated shares.

1.7	Nothing contained in Regulation 1.5 and 1.6 is meant to prohibit the Shares from being able to trade electronically. For the avoidance of doubt, Shares shall only be traded and transferred electronically upon consummation of the Company’s IPO.

2	SHARES

2.1	Subject to the provisions of these Articles and, where applicable, the rules of the Designated Stock Exchange, the unissued Shares of the Company shall be at the disposal of the directors and Shares and other Securities may be issued and option to acquire Shares or other Securities may be granted at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2	Without prejudice to any special rights previously conferred on the holders of any existing Preferred Shares or class of Preferred Shares, any class of Preferred Shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise as the directors may from time to time determine.

2.3	Section 46 of the Act does not apply to the Company.

2.4	A Share may be issued for consideration in any form, including money, a promissory note, real property, personal property (including goodwill and know-how) or a contract for future services.

2.5	No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares;

(b)	their determination of the reasonable present cash value of the non-money consideration for the issue; and

(c)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.6	The Company shall keep a register (the “share register”) containing:

(a)	the names and addresses of the persons who hold Shares;

(b)	the number of each class and series of Shares held by each Member;

(c)	the date on which the name of each Member was entered in the share register; and

(d)	the date on which any Eligible Person ceased to be a Member.

2.7	The share register may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original share register.

2.8	A Share is deemed to be issued when the name of the Member is entered in the share register.

2.9	Subject to the provisions of the Act and the Business Combination Articles, Shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such Shares may determine. The directors may issue options, warrants or convertible securities or securities or a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or Securities on such terms as the directors may from time to time determine. Notwithstanding the foregoing, the directors may also issue options, warrants or convertible securities in connection with the Company’s IPO.

3	FORFEITURE

3.1	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

3.2	A written notice of call specifying the date for payment to be made shall be served on the Member who defaults in making payment in respect of the Shares.

3.3	The written notice of call referred to in Regulation 3.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

3.4	Where a written notice of call has been issued pursuant to Regulation 3.2 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

3.5	The Company is under no obligation to refund any moneys to the Member whose Shares have been cancelled pursuant to Regulation 3.4 and that Member shall be discharged from any further obligation to the Company.

4	TRANSFER OF SHARES

4.1	Subject to the Memorandum, certificated shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration. A member shall be entitled to transfer uncertificated shares by means of a relevant system and the operator of the relevant system shall act as agent of the Members for the purposes of the transfer of such uncertificated shares.

4.2	The transfer of a Share is effective when the name of the transferee is entered on the share register.

4.3	If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the share register notwithstanding the absence of the instrument of transfer.

4.4	Subject to the Memorandum, the personal representative of a deceased Member may transfer a Share even though the personal representative is not a Member at the time of the transfer.

5	DISTRIBUTIONS

5.1	Subject to the Business Combination Articles, the directors of the Company may, by Resolution of Directors, authorise a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

5.2	Dividends may be paid in money, shares, or other property.

5.3	The Company may, by Resolution of Directors, from time to time pay to the Members such interim dividends as appear to the directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

5.4	Notice in writing of any dividend that may have been declared shall be given to each Member in accordance with Regulation 21 and all dividends unclaimed for three years after such notice has been given to a Member may be forfeited by Resolution of Directors for the benefit of the Company.

5.5	No dividend shall bear interest as against the Company.

6	REDEMPTION OF SHARES AND TREASURY SHARES

6.1	The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

6.2	The purchase, redemption or other acquisition by the Company of its own Shares is deemed not to be a distribution where:

(a)	the Company purchases, redeems or otherwise acquires the Shares pursuant to a right of a Member to have his Shares redeemed or to have his shares exchanged for money or other property of the Company, or

(b)	the Company purchases, redeems or otherwise acquires the Shares by virtue of the provisions of section 179 of the Act.

6.3	Sections 60, 61 and 62 of the Act shall not apply to the Company.

6.4	Subject to the provisions of Regulation 23, Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

6.5	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

6.6	Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

6.7	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

7	MORTGAGES AND CHARGES OF SHARES

7.1	A Member may by an instrument in writing mortgage or charge his Shares.

7.2	There shall be entered in the share register at the written request of the Member:

(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in subparagraphs (a) and (b) are entered in the share register.

7.3	Where particulars of a mortgage or charge are entered in the share register, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

7.4	Whilst particulars of a mortgage or charge over Shares are entered in the share register pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

8	MEETINGS AND CONSENTS OF MEMBERS

8.1	Any director of the Company may convene meetings of the Members at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable. Following consummation of the Business Combination, an AGM shall be held annually at such date and time as may be determined by the directors.

8.2	Upon the written request of the Members entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Members.

8.3	The director convening a meeting of Members shall give not less than 10 nor more than 60 days’ written notice of such meeting to:

(a)	those Members whose names on the date the notice is given appear as Members in the share register of the Company and are entitled to vote at the meeting; and

(b)	the other directors.

8.4	The director convening a meeting of Members shall fix in the notice of the meeting the record date for determining those Members that are entitled to vote at the meeting.

8.5	A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

8.6	The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Member or another director, or the fact that a Member or another director has not received notice, does not invalidate the meeting.

8.7	A Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member.

8.8	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

8.9	The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy.

COLLABRIUM JAPAN ACQUISITION CORPORATION

I/We being a Member of the above Company HEREBY APPOINT

of

or failing him

of

to be my/our proxy to vote for me/us at the

meeting of Members to be held on the ........... day of ........................................................................................................, 20.......... and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this .................... day of ...................................., 20..........

............................................................................................. Member

8.10	The following applies where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Shares then the vote of the joint owner whose name appears first (or earliest) in the share register in respect of the relevant Shares shall be recorded as the vote attributable to the Shares.

8.11	A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and all Members participating in the meeting are able to hear each other.

8.12	A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the Shares entitled to vote on Resolutions of Members to be considered at the meeting. If the Company has two or more classes of shares, a meeting may be quorate for some purposes and not for others. A quorum may comprise a single Member or proxy and then such person may pass a Resolution of Members and a certificate signed by such person accompanied where such person holds a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Members.

8.13	If within two hours from the time appointed for the meeting of Members, a quorum is not present, the meeting, at the discretion of the Chairman of the Board of Directors shall either be dissolved or stand adjourned to a business day in the jurisdiction in which the meeting was to have been held, at the same time and place, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall either be dissolved or stand further adjourned at the discretion of the Chairman of the Board of Directors.

8.14	At every meeting of Members, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Member or representative of a Member present shall take the chair.

8.15	The person appointed as chairman of the meeting pursuant to Regulation 8.14 may adjourn any meeting from time to time, and from place to place. For the avoidance of doubt, a meeting can be adjourned for as many times as may be determined to be necessary by the chairman and a meeting may remain open indefinitely for as long a period as may be determined by the chairman.

8.16	At any meeting of the Members the chairman of the meeting is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

8.17	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Members other than individuals the right of any individual to speak for or represent a Member shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Member or the Company.

8.18	Any Member other than an individual may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Members or of any class of Members, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Member which he represents as that Member could exercise if it were an individual.

8.19	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Member other than an individual may at the meeting but not thereafter call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Member shall be disregarded.

8.20	Directors of the Company may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

8.21	Any action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing, without the need for any prior notice. If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Members have consented to the resolution by signed counterparts.

9	DIRECTORS

9.1	The first directors of the Company shall be appointed by the first registered agent within 30 days of the incorporation of the Company; and thereafter, the directors shall be elected:

(a)	subject to Regulation 9.1(b), by Resolution of Members or by Resolution of Directors for such term as the Members or directors determine;

(b)	immediately prior to the consummation of an IPO, the directors shall pass a resolution of directors dividing themselves into three classes, being the class A directors (the “Class A Directors”), the class B directors (the “Class B Directors“) and the class C directors (the ”Class C Directors”). The number of directors in each class shall be as nearly equal as possible. The Class A Directors shall stand elected for a term expiring at the Company’s first

AGM and the Class B Directors shall stand elected for a term expiring at the Company’s second AGM and the Class C Directors shall stand elected for a term expiring at the Company’s third AGM. Commencing at the first AGM, and at each following AGM, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third AGM following their election. Except as the Act or any applicable law may otherwise require, in the interim between an AGM or general meeting called for the election of directors and/or the removal of one or more directors any vacancy on the Board of Directors, may be filled by the majority vote of the remaining directors.

9.2	No person shall be appointed as a director of the Company unless he has consented in writing to act as a director.

9.3	The minimum number of directors shall be one and there shall be no maximum number of directors.

9.4	Each director holds office for the term, if any, fixed by the Resolution of Members or Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

9.5	A director may be removed from office with or without cause by,

(a)	a Resolution of Members passed at a meeting of Members called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five per cent of the Members of the Company entitled to vote; or

(b)	subject to Regulation 9.1(b), a Resolution of Directors passed at a meeting of directors.

9.6	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

9.7	Subject to Regulation 9.1(b), the directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

9.8	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

9.9	The Company shall keep a register of directors containing:

(a)	the names and addresses of the persons who are directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a director of the Company;

(c)	the date on which each person named as a director ceased to be a director of the Company; and

(d)	such other information as may be prescribed by the Act.

9.10	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

9.11	The directors, or if the Shares (or depository receipts therefore) are listed or quoted on a Designated Stock Exchange, and if required by the Designated Stock Exchange, any committee thereof, may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

9.12	A director is not required to hold a Share as a qualification to office.

9.13	Prior to the consummation of any transaction with:

(a)	any affiliate of the Company;

(b)	any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company;

(c)	any Director or executive officer of the Company and any relative of such Director or executive officer; and

(c)	any person in which a substantial interest in the voting power of the Company is owned, directly or indirectly, by a person referred to in Regulations 9.13(b) and (c) or over which such a person is able to exercise significant influence, such transaction must be approved by a majority of the members of the Board of Directors who do not have an interest in the transaction, such directors having been provided with access (at the Company’s expense) to the Company’s attorney or independent legal counsel, unless the disinterested directors determine that the terms of such transaction are no less favorable to the Company than those that would be available to the Company with respect to such a transaction from unaffiliated third parties.

10	POWERS OF DIRECTORS

10.1	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Members.

10.2	If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

10.3	If the Company is a subsidiary, but not a wholly owned subsidiary, of a holding company, and the shareholders other than the holding company agree in advance, a director of the Company may, when exercising powers or performing duties as a director in connection with the carrying out of the joint venture, act in a manner which he believes is in the best interests of a Member or some Members even though it may not be in the best interests of the Company.

10.4	If the Company is carrying out a joint venture between shareholders, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

10.5	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

10.6	Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

10.7	The continuing directors may act notwithstanding any vacancy in their body.

10.8	Subject to Regulation 23.8, the Directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party, provided always that if the same occurs prior to the consummation of a Business Combination, the Company must first obtain from the lender a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account.

10.9	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

10.10	Section 175 of the Act shall not apply to the Company.

11	PROCEEDINGS OF DIRECTORS

11.1	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

11.2	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the notice calling the meeting provides.

11.3	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

11.4	Until the consummation of a Business Combination, a director may not appoint an alternate. Following the consummation of a Business Combination, a director may by a written instrument appoint an alternate who need not be a director, and such alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated.

11.5	A director shall be given not less than three days’ notice of meetings of directors, but a meeting of directors held without three days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

11.6	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or, following the consummation of a Business Combination, by alternate not less than one-half of the total number of directors, unless there are only two directors in which case the quorum is two.

11.7	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Members. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

11.8	At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting. If the directors are unable to choose a chairman for any reason, then the oldest individual Director present (and for this purpose an alternate director shall be deemed to be the same age as the director that he represents) shall take the chair.

11.9	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

12	COMMITTEES

12.1	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

12.2	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint directors;

(e)	to appoint an agent;

(f)	to approve a plan of merger, consolidation or arrangement; or

(g)	to make a declaration of solvency or to approve a liquidation plan.

12.3	Regulations 12.2(b) and (c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

12.4	The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

13	OFFICERS AND AGENTS

13.1	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Chief Executive Officer, a President, a Chief Financial Officer, one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

13.2	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Members, the Chief Executive Officer to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the Chief Executive Officer but otherwise to perform such duties as may be delegated to them by the Chief Executive Officer, the secretaries to maintain the share register, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

13.3	The emoluments of all officers shall be fixed by Resolution of Directors.

13.4	The officers of the Company shall hold office until their death, resignation or removal. Any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

13.5	The directors may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Regulation 12.1. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

14	CONFLICT OF INTERESTS

14.1	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

14.2	For the purposes of Regulation 14.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

14.3	Provided that the requirements of Regulation 9.13 have first been satisfied, a director of the Company who is interested in a transaction entered into or to be entered into by the Company may then:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act and these Articles shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

15	INDEMNIFICATION

15.1	Subject to the limitations hereinafter provided, the Company may indemnify, hold harmless and exonerate against all direct and indirect costs, fees and expenses of any type or nature whatsoever, including, without limitation, all legal fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, fees of private investigators and professional advisors, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, fax transmission charges, secretarial services and all other disbursements, obligations or expenses, in each case reasonably incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settlement or appeal of, or otherwise participating in a Proceeding and against all judgments, liabilities, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred (whether by an Indemnitee, or on his behalf) in connection with such Proceeding or any claim, issue or matter therein, any person who:

(a)	is or was a party or is threatened to be made a party to any Proceeding by reason of the fact that such person is or was a director, officer, key employee, adviser of the Company or who at the request of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another Enterprise.

15.2	The indemnity in Regulation 15.1 only applies if the relevant Indemnitee acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the Indemnitee had no reasonable cause to believe that his conduct was unlawful.

15.3	The decision of the directors as to whether an Indemnitee acted honestly and in good faith and with a view to the best interests of the Company and as to whether such Indemnitee had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

15.4	The termination of any Proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the relevant Indemnitee did not act honestly and in good faith and with a view to the best interests of the Company or that such Indemnitee had reasonable cause to believe that his conduct was unlawful.

15.5	The Company may purchase and maintain insurance, purchase or furnish similar protection or make other arrangements including, but not limited to, providing a trust fund, letter of credit, or surety bond in relation to any Indemnitee, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another Enterprise, against any liability asserted against the person and incurred by him in that capacity, whether or not the Company has or would have had the power to indemnify him against the liability as provided in these Articles.

16	RECORDS

16.1	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the share register, or a copy of the share register;

(c)	the register of directors, or a copy of the register of directors; and

(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

16.2	If the Company maintains only a copy of the share register or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original share register or the original register of directors is kept.

16.3	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of meetings and Resolutions of Members and classes of Members;

(b)	minutes of meetings and Resolutions of Directors and committees of directors; and

(c)	an impression of the Seal, if any.

16.4	Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

16.5	The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act.

17	REGISTERS OF CHARGES

17.1	The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

18	CONTINUATION

The Company may by Resolution of Members or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

19	SEAL

The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

20	ACCOUNTS AND AUDIT

20.1	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

20.2	The Company may by Resolution of Members call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

20.3	The Company may by Resolution of Members call for the accounts to be examined by auditors.

20.4	If the Shares are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an audit committee as a committee of the Board of Directors, the composition and responsibilities of which shall comply with the rules and regulations of the SEC and the Designated Stock Exchange subject to any available exemptions therefrom and the operation of the Act. The audit committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

20.5	If the Shares are listed or quoted on a Designated Stock Exchange that requires the Company to have an audit committee, the Directors shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

20.6	If the Shares are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and, if required, shall utilise the audit committee for the review and approval of potential conflicts of interest.

20.7	If applicable, and subject to applicable law and the rules of the SEC and the Designated Stock Exchange:

(a)	at the AGM or at a subsequent extraordinary general meeting in each year, the Members shall appoint an auditor who shall hold office until the Members appoint another auditor. Such auditor may be a Member but no director or officer or employee of the Company shall during, his continuance in office, be eligible to act as auditor;

(b)	a person, other than a retiring auditor, shall not be capable of being appointed auditor at an AGM unless notice in writing of an intention to nominate that person to the office of auditor has been given not less than ten days before the AGM and furthermore the Company shall send a copy of such notice to the retiring auditor; and

(c)	the Members may, at any meeting convened and held in accordance with these Articles, by resolution remove the auditor at any time before the expiration of his term of office and shall by resolution at that meeting appoint another auditor in his stead for the remainder of his term.

20.8	The remuneration of the auditors shall be fixed by Resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the Designated Stock Exchange and the SEC.

20.9	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Members or otherwise given to Members and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

20.10	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Members at which the accounts are laid before the Company or shall be otherwise given to the Members.

20.11	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

20.12	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Members at which the Company’s profit and loss account and balance sheet are to be presented.

21	NOTICES

21.1	Any notice, information or written statement to be given by the Company to Members may be given by personal service by mail, facsimile or other similar means of electronic communication, addressed to each Member at the address shown in the share register.

21.2	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

21.3	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

22	VOLUNTARY WINDING UP

22.1	The Company may by a Resolution of Members or by a Resolution of Directors appoint a voluntary liquidator.

23	BUSINESS COMBINATION

23.1	Regulations 23.1 to 23.12 and Regulation 9.1(b) shall terminate upon consummation of any Business Combination and may not be amended during the Target Business Acquisition Period except as otherwise provided in these Articles.

23.2	In the event that the Company does not consummate a Business Combination prior to the expiration of 15 months after the closing of the IPO (or 18 months from the closing of the IPO if the Company elects to take advantage of the full Extension Period) (such date being referred to as the “Termination Date”), such failure shall trigger an automatic redemption of the Public Shares (an “Automatic Redemption Event”) and the directors of the Company shall take all such action necessary (i) as promptly as reasonably possible but no more than ten (10) Business Days thereafter to redeem the Public Shares (as defined below) or distribute the Trust Account to the holders of the Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price; and (ii) as promptly as practicable, to cease all operations except for the purpose of making such distribution and any winding up of the Company’s affairs. In the event of an Automatic Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares. Pursuant to Section 12(2)(a) of the Act, this Regulation 23.2 may not be amended, whether to shorten the 15 (or 18) month period for the Company to effect a Business Combination or otherwise, prior to the consummation of the Business Combination.

23.2	A Notwithstanding the provisions of Regulation 23.2, for those Members voting in favour of the Resolution of Members to extend the deadline for the Company to consummate the Business Combination to 24 August 2014 (each an “Electing Member” and 24 August 2014 being the “Extended Termination Date”), their entitlement to receive the applicable Per-Share Redemption Price shall be deferred until the Extended Termination Date and the Company shall accordingly defer the cessation of its operations until after the Extended Termination Date (to the extent that it has not consummated the Business Combination on or before such date), and such Electing Member shall be deemed to have approved the immediate filing and effect of such amendment notwithstanding Clause 11.2(a)(ii) of the Memorandum, which provision shall be deemed waived for these purposes. For the avoidance of doubt, this Regulation 23.2A shall not affect the substance or timing of the Company’s obligation as described in Regulation 23.2 to offer to pay the Per-Share Redemption Price on the Termination Date to those holders of Public Shares that either voted against, abstained from voting or did not vote on the Resolution of Members to extend the deadline for the Company to consummate the Business Combination to 24 August 2014 (a “Non-Electing Member”), unless such Non-Electing Member indicates prior to the Termination Date its consent in writing to be treated as an Electing Member.

23.3	In the event that the Company elects to take advantage of the Extension Period, it shall first conduct a Tender Redemption Offer (as defined below) in order to redeem the Public Shares on a pro rata basis, in cash, at a price per share amount equal to the Per-Share Redemption Price.

23.4	Unless a shareholder vote is required by law or the rules of the Designated Stock Exchange, or, at the sole discretion of the directors, the directors determine to hold a shareholder vote for business or other reasons, the Company may enter into a Business Combination without submitting such Business Combination to its Members for approval.

23.5	Although not required, in the event that a shareholder vote is held, and a majority of the votes cast at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Company shall be authorised to consummate the Business Combination.

23.6	(a)	In the event that a Business Combination is consummated by the Company, the Company will offer to redeem the Shares of any Member issued in the IPO other than those Shares held by Insiders (the “Public Shares”) for cash in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act and subject to any limitations (including but not limited to cash requirements) set forth in the definitive transaction agreements related to either an initial Business Combination (the “Tender Redemption Offer”) or a Business Combination made within an Extension Period (the “Extended Tender Redemption Offer”). . The Company will file tender offer documents with the SEC prior to consummating the Business Combination which contain substantially the same financial and other information about the Business Combination and the redemption rights as would be required in a proxy solicitation pursuant to Regulation 14A of the Exchange Act. In accordance with the Exchange Act, the Tender Redemption Offer will remain open for a minimum of 20 Business Days and the Company will not be permitted to consummate its Business Combination until the expiry of such period. If in the event a Member holding Public Shares accepts the Tender Redemption Offer and the Company has not otherwise withdrawn the tender offer, the Company shall, promptly after the consummation of the Business Combination, pay such redeeming Member, on a pro rata basis, cash equal to the applicable Per-Share Redemption Price.

(b)	In the event that a Business Combination is consummated by the Company in connection with a shareholder vote held pursuant to Regulation 23.5 in accordance with a proxy solicitation pursuant to Regulation 14A of the Exchange Act (the “Redemption Offer”), the Company will offer to redeem the Public Shares, regardless of whether such shares are voted for or against the Business Combination, for cash, on a pro rata basis, at a per-share amount equal to the applicable Per-Share Redemption Price; provided, that any such redeeming Member who either individually or together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined under Section 13 of the Exchange Act) shall not be permitted to redeem more than 19.9% of the total Public Shares in the event that the Company seeks public shareholder approval of the Business Combination.

(c)	In no event will the Company take advantage of the Extension Period under Regulation 23.3 or consummate the Tender Redemption Offer or the Redemption Offer under Regulation 23.6(a) or (b) if such redemptions would cause the Company to have net tangible assets to be less than US$5,000,001.

23.7	A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an Automatic Redemption Event, an Amendment Redemption Event or in the event he accepts a Tender Redemption Offer or an Extended Tender Redemption Offer or a Redemption Offer where the Business Combination is consummated. In no other circumstances shall a holder of Public Shares have any right or interest of any kind in or to the Trust Account.

23.8	Prior to a Business Combination, the Company will not issue any Securities (other than Public Shares) that would entitle the holder thereof to (i) receive funds from the Trust Account; or (ii) vote on any Business Combination.

23.9	The Business Combination must be approved by a majority of the independent disinterested members of the Board of Directors. Although the directors do not intend to enter into a Business

Combination with a Target Business that is affiliated with an Insider, it is not prohibited from doing so. In the event the Company enters into such a Business Combination, the Company will obtain the approval of a majority of the disinterested directors of the Company and an opinion from an independent investment banking firm or other independent entity reasonably acceptable to The PrinceRidge Group LLC that such a Business Combination is fair to the members of the Company from a financial point of view.

23.10	The Company will not effectuate a Business Combination with another “blank cheque” company or a similar company with nominal operations.

23.11	Immediately after the Company’s IPO, the amount of net offering proceeds received by the Company in the IPO (including proceeds of any exercise of the underwriter’s over-allotment option and any proceeds from the sale of warrants to the Initial Investors as described in the Company’s registration statement on Form F-1 filed with the SEC (the “Registration Statement”) at the time it goes effective) shall be deposited and thereafter held in the Trust Account. Neither the Company nor any officer, director or employee of the Company will disburse any of the proceeds held in the Trust Account until the earlier of (i) a Business Combination, or (ii) an Automatic Redemption Event or (iii) an Extended Tender Redemption Offer, in each case in accordance with the trust agreement governing the Trust Account; provided that all that interest earned on the Trust Account (as described in the Registration Statement) may be released from time to time to the Company to cover working capital requirements and tax obligations.

23.12	In the event the directors of the Company propose any amendment to Regulation 23 prior to (but not in conjunction with) the consummation of a Business Combination (an “Amendment”) and such Amendment is (i) duly approved by a Resolution of Members; and (ii) the amended Articles are filed at the Registry of Corporate Affairs (an “Approved Amendment”), the Company will offer to redeem the Public Shares of any Member who voted all of its Shares against or did not consent in writing to (as relevant) the Resolution of Members approving the Approved Amendment, for cash, on a pro rata basis, at a per-share amount equal to the applicable Per-Share Redemption Price (an “Amendment Redemption Event”). Such members shall have at least 20 days to determine whether to accept the Company’s offer to redeem their Public Shares. For the avoidance of doubt, an Amendment may not include (i) any amendment to Regulation 23.2; or (ii) any amendment that would affect the substance or timing of the Company’s obligations as described in Regulation 23 to offer to pay the Per-Share Redemption Price to the holders of the Public Shares).

We, Ogier Fiduciary Services (BVI) Limited of Nemours Chambers, Road Town, Tortola, British Virgin Islands, for the purpose of incorporating a BVI business company under the laws of the British Virgin Islands hereby sign these Articles of Association.

Dated: 8 February 2012

Incorporator

Sgd: Karen Fahie	Sgd: Ayana Glasgow
Authorised Signatory	Authorised Signatory
Ogier Fiduciary Services (BVI) Limited	Ogier Fiduciary Services (BVI) Limited

Annex B

AMENDMENT NO. 1

TO THE

INVESTMENT MANAGEMENT TRUST AGREEMENT

Amendment No. 1, dated as of April __, 2014 (the “Amendment”), to the Investment Management Trust Agreement, dated as of October 18, 2012 (the “IMTA Agreement”), by and between Collabrium Japan Acquisition Corporation, a British Virgin Islands business company (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation (“Trustee”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the IMTA Agreement.

WHEREAS, the Company simultaneously consummated its initial public offering and the sale of its insider warrants in October 2012, consummated the sale of additional units from the partial exercise of the underwriters’ over-allotment option in November 2012 and deposited a total of $43,370,000 of the proceeds therefrom into the Trust Account;

WHEREAS, the Company previously extended the date by which the Company had to consummate its initial business combination from January 24, 2014 to April 24, 2014 by offering its Public Shareholders the opportunity to redeem their Public Shares through a tender offer on Schedule TO in accordance with the tender offer rules under the Exchange Act, and in connection therewith, an aggregate of $18,287,031.94 was withdrawn and distributed from the Trust Account in accordance with the IMTA Agreement to pay the redemption price for the 1,770,937 Public Shares that were tendered and not properly withdrawn;

WHEREAS, the Company has sought the approval of its Public Shareholders at a meeting of its shareholders (the “Shareholder Meeting”) to: (i) amend and restate the Company’s Memorandum and Articles of Association to further extend the date by which the Company has to consummate its initial business combination from April 24, 2014 to August 24, 2014 (the “Extension Amendment”); and (ii) amend the IMTA Agreement to: (A) permit the withdrawal and distribution of an amount not to exceed an aggregate of $12,582,968.06 from the Trust Account to those persons holding Public Shares who wish to exercise their redemption rights in connection with the Extension Amendment, and (B) extend the date on which to liquidate the Trust Account in accordance with the IMTA Agreement to August 24, 2014 (the “IMTA Amendment”); and

WHEREAS, holders of at least sixty-five percent (65%) of the Company’s outstanding ordinary shares voting at the Shareholder Meeting approved the Extension Amendment and holders of at least sixty-five percent (65%) of then outstanding Public Shares approved the IMTA Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the IMTA Agreement as set forth herein:

1.  Contribution. The Initial Investors or persons on their behalf have contributed to the Company $0.20 for each Public Share that has not been purchased in the tender offer conducted on Schedule TO in accordance with the tender offer rules under the Exchange Act in connection with the Extension Amendment (the “Contribution”). The Contribution shall be, simultaneously with the execution of this Amendment, delivered to the Trustee to be deposited and held in the Trust Account for the benefit of the Company and the holders of the Company’s Ordinary Shares issued in the IPO. The term “Property” as used in the IMTA Agreement, as amended, shall be deemed to include the Contribution.

2.  Agreements and Covenants of Trustee.

  2.1 Section 1(i). Section 1(i) is hereby amended and restated in its entirety so that it now reads in full as follows:

  “(i) Commence liquidation of the Trust Account only after and promptly after receipt of, and only in accordance with, the terms of a letter (”Termination Letter“), in a form substantially similar to that attached as either Exhibit A or Exhibit C hereto, signed on behalf of the Company by an executive officer and complete the liquidation of the Trust Account and distribute the Property in the Trust Account only as directed by the Company; provided, however, that in the event that a Termination Letter has not been received by the Trustee by 11:59 P.M. New York City time on August 24, 2014 (”Termination Date“), the Trust Account shall be liquidated as soon as practicable thereafter in accordance with the procedures set forth in the Termination Letter attached as Exhibit C hereto and distributed to the Public Shareholders of record at the close of trading (4:00 P.M. New York City time) on the Termination Date. For the purposes of clarity, any transmission of such Termination Letter electronically, whether by facsimile, electronic mail (e-mail), PDF or otherwise, shall constitute an original of such Termination Letter hereunder.”

  2.2 Section 1(j). Section 1(j) is hereby amended and restated in its entirety so that it now reads in full as follows:

  “(j) At a meeting of its shareholders held on April 21, 2014, the Company’s shareholders approved the amendment and restatement of the Company’s Memorandum and Articles of Association to extend the date by which the Company has to consummate its initial business combination from April 24, 2014 to August 24, 2014 (the ”Extension Amendment“). The Trustee shall, upon and in accordance with the written instruction of the Company, disburse to the Public Shareholders who (i) elected to exercise their redemption rights in connection with the Extension Amendment and redeem the Public Shares through an issuer tender offer (the ”Tender Offer“) on Schedule TO in accordance with the tender offer rules under the Exchange Act and (ii) delivered the Public Shares to the depositary agent prior to the expiration of the Tender Offer, as directed by the Company in the Tender Offer documents, the amount indicated by the Company as required to pay the shareholders that have redeemed their Public Shares, in an aggregate amount not to exceed $12,582,968.06.”

  2.3 Recitals. The recitals are hereby incorporated by reference.

3.	Miscellaneous.

  3.1 Governing Law. The validity, interpretation, and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles. The parties agree that all actions and proceedings arising out of this Amendment or any of the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or in a New York State Court in the County of New York and that, in connection with any such action or proceeding, submit to the jurisdiction of, and venue in, such court. Each of the parties hereto also irrevocably waives all right to trial by jury in any action, proceeding or counterclaim arising out of this Amendment or the transactions contemplated hereby.

  3.2 Binding Effect. This Amendment shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.

  3.3 Entire Agreement. This Amendment sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. Except as set forth in this Amendment, provisions of the IMTA Agreement which are not inconsistent with this Amendment shall remain in full force and effect.

  3.4 Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

  3.5 Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment to the IMTA Agreement as of the date first written above.

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Trustee

By:
Name:
Title:

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:
Name: Koji Fusa
Title: Chief Executive Officer

PROXY

COLLABRIUM JAPAN ACQUISITION CORPORATION
MEETING OF SHAREHOLDERS
APRIL 21, 2014

THIS PROXY IS SOLICITED ON BEHALF OF THE
BOARD OF DIRECTORS OF COLLABRIUM JAPAN ACQUISITION CORPORATION

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

The undersigned shareholder of Collabrium Japan Acquisition Corporation, a British Virgin Islands business company (the “Company” or “Collabrium”), having read the Notice of Shareholder Meeting and the proxy materials dated March 26, 2014, receipt of which are hereby acknowledged, revoking all prior proxies, hereby appoints Koji Fusa and Andrew Williams, or either of them, with the full power and authority to act as proxy of the undersigned and with full power of substitution, to vote all ordinary shares which the undersigned may be entitled to vote at the Shareholder Meeting of Collabrium to be held at The Chrysler Building, 405 Lexington Avenue, New York, New York 10174 at 11:00 a.m., Eastern Time, on April 21, 2014, and at any adjournment or postponement thereof, on the matters set forth in this proxy and described in the proxy materials, and in their discretion with respect to such other matters as may be properly brought before the meeting or any adjournments or postponements thereof:

IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED AND EMPOWERED TO VOTE UPON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SHAREHOLDER MEETING AND ALL CONTINUATIONS, ADJOURNMENTS OR POSTPONEMENTS THEREOF, INCLUDING, IF SUBMITTED TO A VOTE OF THE SHAREHOLDERS, A MOTION TO ADJOURN THE SHAREHOLDER MEETING TO ANOTHER TIME OR PLACE FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Proxy cards properly executed and returned without direction will be voted “FOR” the proposals.

Proposal 1 — The Extension Amendment
To consider and vote upon an amendment to the Company’s memorandum and articles of association to extend the date by which the Company must consummate its initial business combination from April 24, 2014 to August 24, 2014.

☐  FOR    ☐ AGAINST    ☐ ABSTAIN

Proposal 2 — The IMTA Amendment Proposal
To consider and vote upon an amendment to the Investment Management Trust Agreement (the “IMTA”), by and between the Company and Continental Stock Transfer & Trust Company entered into at the time of the Company’s initial public offering (the “IPO”) governing the IPO funds held in the trust account (the “Trust Account”) to (1) permit the withdrawal and distribution of an amount not to exceed $15,082,968.06 from the Trust Account to those persons holding ordinary shares comprising part of the units sold in the IPO who wish to exercise their redemption rights in connection with the Extension Amendment and (2) extend the date on which to liquidate the Trust Account in accordance with the IMTA to August 24, 2014.

☐  FOR    ☐ AGAINST    ☐ ABSTAIN

Dated:

INDIVIDUAL OR JOINT HOLDER:

Signature

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Signature (if held jointly)

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CORPORATE OR PARTNERSHIP HOLDER:

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By:
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Its:
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